   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 14, 1995
                                                      REGISTRATION NO. 33-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                                 HOLOGIC, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
               DELAWARE                              04-2902449
    (STATE OR OTHER JURISDICTION OF               (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)             IDENTIFICATION NUMBER)
        590 LINCOLN STREET, WALTHAM, MASSACHUSETTS 02154 (617) 890-2300 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ----------------
                  S. DAVID ELLENBOGEN, CHAIRMAN OF THE BOARD
                                 HOLOGIC, INC.
                              590 LINCOLN STREET
                         WALTHAM, MASSACHUSETTS 02154
                                (617) 890-2300
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                  COPIES TO:
       LAWRENCE M. LEVY, ESQUIRE            EDWIN L. MILLER, JR., ESQUIRE
    BROWN, RUDNICK, FREED & GESMER           TESTA, HURWITZ & THIBEAULT
         ONE FINANCIAL CENTER                      125 HIGH STREET
      BOSTON, MASSACHUSETTS 02111            BOSTON, MASSACHUSETTS 02110
            (617) 330-9000                         (617) 248-7000
                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]
                        CALCULATION OF REGISTRATION FEE

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--------------------------------------------------------------------------------

                                                                    PROPOSED
                                                     PROPOSED       MAXIMUM
                                       AMOUNT        MAXIMUM       AGGREGATE      AMOUNT OF
     TITLE OF EACH CLASS OF            TO BE      OFFERING PRICE    OFFERING     REGISTRATION
   SECURITIES TO BE REGISTERED     REGISTERED (1)  PER SHARE(2)     PRICE(2)         FEE
---------------------------------------------------------------------------------------------
                                     1,380,000
Common Stock, $ .01 par value....      Shares         $41.38      $57,104,400     $19,691.17
---------------------------------------------------------------------------------------------
Rights to Purchase Common Stock
 (3).............................        --             --             --             --
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

(1) Includes up to 180,000 shares of Common Stock which may be purchased by the Underwriters to cover over-allotments, if any.
(2) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) under the Securities Act of 1933.
(3) Pursuant to a Rights Agreement entered into in 1992, one right (each a "Right") is deemed to be delivered with each share of Common Stock issued by the Company. The Rights currently are not separately transferable apart from the Common Stock, nor are they exercisable until the occurrence of certain events. Accordingly, no independent value has been attributed to the Rights.
                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED DECEMBER 14, 1995
PROSPECTUS

                                1,200,000 Shares

                            [Logo of HOLOGIC, INC.]


                                  Common Stock

                                  -----------

  All of the 1,200,000 shares of Common Stock offered hereby are being sold by Hologic, Inc. ("Hologic" or the "Company"). The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "HOLX." On December 13, 1995, the last reported sale price for the Company's Common Stock on the Nasdaq National Market was $39.25 per share. See "Price Range of Common Stock."

                                  -----------

  THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                           UNDERWRITING
                                         PRICE TO          DISCOUNTS AND        PROCEEDS TO
                                          PUBLIC          COMMISSIONS (1)       COMPANY (2)
-------------------------------------------------------------------------------------------
 Per Share........................        $                 $                   $
-------------------------------------------------------------------------------------------
 Total (3)........................      $                  $                   $
-------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) The Company and, in the event that the Underwriters' over-allotment option is exercised, the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses payable by the Company, estimated at $350,000.
(3) The Company and the Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to an additional 180,000 shares of Common
    Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Stockholders will
    be $          , $          , $           and $          , respectively. See
    "Underwriting."

                                  -----------

  The shares of Common Stock offered by this Prospectus are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock
will be made in New York, New York, on or about        , 1996.

                                  -----------

Needham & Company, Inc.
                                 Tucker Anthony
                                  Incorporated
                                                    Adams, Harkness & Hill, Inc.

                The date of this Prospectus is           , 1996.

                            [LOGO of HOLOGIC, INC.]

                               QDR 4500A ACCLAIM



                       [DESCRIPTION OF GRAPHIC MATERIAL]

  A picture of the Company's QDR 4500A ACCLAIM bone densitometer, including a patient lying on her back on the table top of the system, and a technician sitting in front of a computer console mounted on a separate table operating the equipment.



Hologic introduced its fourth generation, clinically-oriented QDR 4500A ACCLAIM DXA bone densitometer in fiscal 1995. Pioneered by the Company, DXA systems have become the predominant means of evaluating low bone density before fractures occur and monitoring changes in a patient's bone density in response to therapy. The ACCLAIM series of bone densitometers offers rapid scanning and high resolution imaging using the latest available fan beam and high density, solid-state, multi-detector array technology.

-------------------------------------------------------------------------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto included or incorporated by reference in this Prospectus. Except as otherwise indicated, all information contained in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. References to "Common Stock" include "Rights" issuable pursuant to that certain Rights Agreement entered into in 1992 providing for the delivery of a Right along with each share of Common Stock issued by the Company.

                                  THE COMPANY

  Hologic, Inc. ("Hologic" or the "Company") is a leading international developer, manufacturer and marketer of X-ray bone densitometers which precisely measure bone density for use in the diagnosis and monitoring of metabolic bone diseases such as osteoporosis. The Company pioneered the use of dual-energy X-ray absorptiometry ("DXA") to measure bone density, introducing the first DXA bone densitometer in 1987. Since this introduction, DXA systems have become the standard for measuring bone density. In 1995, the Company introduced its fourth generation of DXA bone densitometers, the clinically oriented QDRt 4500 ACCLAIMe product line.

  Osteoporosis is a condition characterized by reduced bone density that leads to an increased risk of fracture, which occurs primarily in post-menopausal women. It is estimated to afflict more than 25 million people in the United States, at an annual cost of over $10 billion, and approximately 200 million people worldwide. Because bone loss occurs without symptoms, osteoporosis often goes unrecognized until after a patient suffers one or more fractures, frequently of the spine or hip. The measurement of bone density can be used to assess early post-menopausal bone loss as an indication for initiating preventive therapies, and to monitor bone density during treatment for osteoporosis.

  The Company believes that the clinical market for osteoporosis diagnostic and monitoring products is expanding due to the recent development and introduction of new drug therapies to treat osteoporosis, the more widespread and increased reimbursement for bone density examinations, the aging of the population, and an increased focus on women's health issues and preventive medical practices. All of these factors have led to an increased awareness by women and primary care providers, such as gynecologists and family physicians, that osteoporosis is a treatable disease and that measurement of bone density is an integral component of diagnosis and monitoring of this disease.

  In September 1995, the United States Food and Drug Administration (the "FDA") approved the drug Fosamaxt, developed by Merck & Co., Inc. ("Merck"), for the treatment of established osteoporosis in post-menopausal women. Fosamax is also approved in at least 18 countries in addition to the United States. In clinical trials, Fosamax was shown to increase bone density at the potential osteoporotic fracture sites of the spine and hip, and to reduce the incidence of fractures, as compared to patients receiving placebo, without any significant adverse side effects. Following the approval of Fosamax, Merck has launched an extensive educational campaign regarding the treatment of osteoporosis and the use of DXA and other techniques to diagnose and monitor bone loss and the effects of drug therapies.

  To further address the growing clinical market for the early diagnosis and monitoring of bone loss, the Company is developing products that it believes will complement its DXA product line. In December 1994, the Company acquired the ultrasound bone analyzer business of Walker Sonix, Inc. ("Walker Sonix"). The Company is developing an enhanced ultrasound bone analyzer, the Saharae, which it intends to introduce in clinical test sites in the United States and certain international markets during fiscal 1996. The Company believes that ultrasound systems could represent a relatively low cost, compact, easy-to-use, non-X-ray based, screening technique to assist in the initial diagnosis of osteoporosis. In September 1994, the Company began a joint development effort with Serex, Inc. ("Serex") to develop a diagnostic strip test to detect biochemical markers that indicate the rate of a patient's bone loss. The strip test is being designed to provide a physician with a real-time means of measuring a patient's biochemical response to osteoporosis therapies and compliance with those therapies, as a complement to periodic bone density measurements. The Company and Serex have also recently entered into an agreement in principle with a leading pharmaceutical company to develop and market an over-the-counter version of the strip test. In addition, the Company is expanding its United States and international distribution capabilities.

  Hologic, Inc. was incorporated as a Massachusetts corporation in October 1985 and was reincorporated in Delaware in March 1990. The Company's principal offices are located at 590 Lincoln Street, Waltham, Massachusetts 02154, and its telephone number is (617) 890-2300. As used in this Prospectus, the term "Company" refers to Hologic, Inc. and its subsidiaries.

                                  THE OFFERING

 Common Stock offered by the Company...........  1,200,000 shares
 Common Stock to be outstanding after the
  Offering.....................................  5,379,635 shares(1)(2)
 Use of Proceeds...............................  For general corporate purposes, including working
                                                 capital, new product
                                                 development, sales and
                                                 marketing expansion, and
                                                 potential acquisitions. See
                                                 "Use of Proceeds."
 Nasdaq National Market Symbol.................  HOLX

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                           FISCAL YEARS ENDED (3)
                          ---------------------------------------------------------
                           SEPTEMBER 30,  SEPTEMBER 25, SEPTEMBER 24, SEPTEMBER 30,
                          --------------- ------------- ------------- -------------
                           1991    1992   1993          1994          1995
                           ----    ----   ----          ----          ----
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Revenues................  $17,057 $26,270    $24,848       $38,484       $43,400
Income (loss) before
 income taxes(4)(5)(6)..    1,015   2,102     (2,075)        4,330         2,520
Net income
 (loss)(4)(5)(6)........      701   1,479     (1,775)        2,995         1,870
Net income (loss) per
 common and common
 equivalent share:
  Primary(4)(5)(6)......  $  0.17 $  0.37    $ (0.45)      $  0.71       $  0.43
  Fully diluted(6)......                                   $  0.69       $  0.41
Weighted average number
 of common and common
 equivalent shares
 outstanding:
  Primary...............    4,049   4,050      3,930         4,195         4,376
  Fully diluted.........                                     4,342         4,575

                                                           SEPTEMBER 30, 1995
                                                         ----------------------
                                                         ACTUAL  AS ADJUSTED (7)
                                                         ------- --------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital......................................... $19,370    $63,530
Total liabilities.......................................  11,190     11,190
Total assets............................................  33,862     78,022
Stockholders' equity....................................  22,672     66,832

--------
(1) Based on the number of shares of Common Stock outstanding as of December 11, 1995. Excludes (i) 859,548 shares of Common Stock issuable upon exercise of options outstanding under the Company's stock plans at December 11, 1995 and (ii) certain other contingent obligations for the Company to issue additional shares of Common Stock. See "Capitalization" and Notes 5 and 8 of Notes to Consolidated Financial Statements.
(2) The Board of Directors of the Company has declared a two-for-one stock split in the form of a stock dividend to be paid in March 1996, subject to stockholder approval of an increase in the number of authorized shares of Common Stock at the Company's Annual Meeting of Stockholders scheduled for February 27, 1996. See "Description of Capital Stock."
(3) The Company changed its fiscal year end from September 30 to the last Saturday in September effective with the fiscal year ended September 25, 1993.
(4) Includes litigation expenses of $1.2 million before income taxes ($800,000 after income taxes or $0.20 per share) primarily relating to certain patent litigation involving technology which the Company no longer owns.
(5) Reflects a restructuring charge of $900,000 (before and after income taxes or $0.23 per share) relating to the reorganization of the Company's European operations.
(6) Reflects litigation expenses of $2.5 million before income taxes ($1.8 million after income taxes or $0.41 per share) primarily relating to certain patent litigation. A definitive agreement was reached by the Company and the other party to this litigation in November 1995 settling all outstanding disputes. See "Business--Patents and Proprietary Rights."
(7) Adjusted to reflect the sale by the Company of 1,200,000 shares of Common Stock offered hereby, at an assumed offering price of $39.25 per share (the closing price on December 13, 1995), and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

  The Hologic logo is a service mark of the Company. QDR and QDR 1000 are registered trademarks of the Company. QDR 1000W, QDR 1000plus, QDR 2000, QDR 2000plus, QDR 4500, QDR 4500A, QDR 4500SL, QDR 4500W, QDR 4500C, ACCLAIM, UBA 575+ and Sahara are trademarks of the Company. The trademarks Scanora and Walker Sonix are licensed by the Company. This Prospectus also contains trademarks of other companies.

                                 RISK FACTORS

  In addition to the other information in this Prospectus or incorporated herein by reference, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the shares offered in this Prospectus.

DEPENDENCE OF PRODUCT SALES ON AVAILABILITY AND ACCEPTANCE OF NEW DRUG THERAPIES FOR OSTEOPOROSIS

  The Company believes that it is important for the continued growth of its sales that the efficacy of new drug therapies to treat osteoporosis and other bone disorders be demonstrated, that broadened regulatory approval of those therapies be granted in the United States and elsewhere, and once approved, that these new drug therapies gain acceptance. There can be no assurance that any drug therapies under development or in clinical trials will prove to be effective, obtain FDA approval or, once approved, gain acceptance. Fosamax and certain other drug therapies were approved in 1995 by the FDA for the treatment of osteoporosis and other bone disorders. The failure of one or more of these therapies to gain wide acceptance, or the failure of new therapies to be approved and gain acceptance, could have a material adverse effect on the Company's business. See "Business--Background."

UNCERTAINTY OF HEALTH CARE REFORM

  Health care reform and medical cost containment have received significant attention in the United States and many foreign countries. Certain reform proposals and cost containment measures could limit the use of the Company's products, reduce reimbursement available for such use, or adversely affect the use of new drug therapies to treat osteoporosis and other bone disorders. As a result, such reforms or cost containment measures could materially and adversely affect sales of the Company's products. Uncertainty in the medical community regarding the nature and effect of proposed health care reforms and cost containment measures may also have a material adverse effect on the Company's business.

THIRD PARTY REIMBURSEMENT FOR BONE DENSITY EXAMINATIONS

  Reimbursement for the use of DXA bone densitometers has been approved by health care insurance systems in the United States and many foreign countries, including Belgium, Brazil, Canada, Germany, Greece, Japan, South Korea, Spain and Switzerland. In the United States, DXA examinations are paid for by many private third party insurers. In addition, the Health Care Finance Administration ("HCFA"), which establishes guidelines for the reimbursement of health care providers treating Medicare and Medicaid patients, has recommended reimbursement for DXA examinations. The actual reimbursement amounts provided for DXA examinations is determined by the individual state Medicare carriers. As of December 1995, several of the more populous states, including California, Connecticut, New York, New Jersey and Pennsylvania, had no or only partial reimbursement of DXA examinations. The Company believes that it is important for the continued growth of sales of the Company's DXA bone densitometers in the United States and internationally that reimbursement for bone density examinations be retained and broadened. A reduction in reimbursement levels could have a material adverse effect on the Company's business. See "Business--Third Party Reimbursement."

DEVELOPING MARKETS; NEED TO BROADEN ACCEPTANCE OF THE COMPANY'S PRODUCTS

  The Company's continued success will depend upon the acceptance and adoption of newly introduced and emerging drug therapies to treat osteoporosis by the broad market of primary care providers, such as gynecologists and family physicians, and the Company's ability to broaden sales of its products to these physician groups. In order to penetrate this market more effectively, the Company has expanded its sales and marketing activities, including increasing its sales force, advertising and participation in trade shows. In addition, the Company has implemented various leasing programs, including a program with a third party leasing company, to make its QDR 4500C ACCLAIM system available to physicians on a fee-per-scan basis, which expires in June 1996. There can be no assurance that the Company will be successful in obtaining broader market acceptance for its products as a result of these activities and programs or otherwise. Failure of the Company to do so could have a material adverse effect on its business.

COMPETITION; NEW PRODUCTS AND TECHNOLOGICAL CHANGE

  The markets for the Company's products are highly competitive and subject to rapid technological change and evolving industry requirements and standards. The Company believes that these trends will continue into the foreseeable future. Many of the Company's current and potential competitors have substantially greater resources than the Company. Several companies have developed or are expected to develop DXA bone densitometry systems or other products that measure or assess bone density or bone mineral status, which compete or will compete with the Company's products. These other systems include single photon absorptiometry, radiographic absorptiometry, quantitative computed tomography, ultrasound and biochemical markers. Although the Company believes that DXA technology is more precise than competing technologies and is capable of scanning a broader range of sites, certain competing technologies have cost or other advantages which may limit the Company's DXA market. The Company's products may also compete with sales of used and refurbished systems. Furthermore, no assurance can be given that continuing improvements in current or new technologies will not make them technically equivalent or superior to DXA technology in addition to providing cost or other advantages. The Company's success will depend upon its ability to enhance its existing products, and to develop new products to meet regulatory and customer requirements and to achieve market acceptance. There can be no assurance that the Company will be successful in introducing products or product enhancements on a timely basis, if at all, that the Company will be able to market these products and product enhancements once developed, or that the Company otherwise will be able to compete effectively. See "Business-- Competition."

QUARTERLY FLUCTUATIONS IN OPERATING RESULTS

  The Company's results of operations have and may continue to be subject to significant quarterly variation. The results for a particular quarter may vary due to a number of factors, including the overall state of health care and cost containment efforts, the development status and demand for drug therapies to treat osteoporosis, economic conditions in the Company's markets, the timing of orders, the timing of expenditures in anticipation of future sales, the mix of products sold by the Company, the introduction of new products and product enhancements by the Company or its competitors, and pricing and other competitive conditions. The Company also believes that its sales in Europe may be seasonal, with reduced orders in the summer months reflecting summer vacation schedules. Customers may also cancel or reschedule shipments and production difficulties could delay shipments. Any of these factors also could materially adversely affect the Company's annual results of operations.

NO ASSURANCE THAT NEW PRODUCTS WILL RECEIVE FDA OR FOREIGN REGULATORY
CLEARANCES

  Medical devices cannot be marketed in the United States without clearance or approval by the FDA. Medical devices sold in the United States must also be manufactured in compliance with FDA Good Manufacturing Practices, which regulate the design, manufacture, packaging, storage and installation of medical devices. Moreover, medical devices are required to comply with FDA regulations relating to investigational research, labeling and post-market reporting. States may also regulate the manufacture, sale and use of medical devices, particularly those that employ X-ray technology. The Company's products are also subject to approval and regulation by certain foreign regulatory and safety agencies. The process of obtaining clearances and approvals can be costly and time-consuming. Moreover, any approvals or clearances, once obtained, can be withdrawn or modified. The Company has obtained all necessary FDA marketing clearances for its DXA bone densitometers under the less stringent 510(k) marketing clearance procedure and is presently awaiting regulatory clearance of its QDR 4500 ACCLAIM product line in Japan. The Company believes that its ultrasound products and over-the-counter biochemical marker strip test may require the more stringent and time consuming FDA premarket approval to be marketed in the United States. Delay or inability to obtain any necessary United States or foreign clearances or approvals could have a material adverse effect on the Company's business. See "Business--Regulation."

RELIANCE ON SEREX FOR THE DEVELOPMENT OF BIOCHEMICAL MARKER STRIP TEST

  The Company has entered into a research and development agreement with Serex to develop biochemical marker strip tests to monitor bone resorption. Serex is a relatively small company with limited resources and limited operating history. There can be no assurance that Serex will be able to meet its obligations under this agreement or otherwise be successful in developing the strip test on a timely basis or within budget, if at all. Any such failure on the part of Serex could have a material adverse effect on the Company's future prospects.

RELIANCE ON FOREIGN SALES

  In fiscal 1995, foreign sales accounted for approximately 75% of the Company's product sales. The Company maintains sales and service offices in Belgium, France and Spain. The expenses and sales of these offices are denominated in local currencies. The Company anticipates that foreign sales and foreign denominated sales will continue to account for a significant portion of the Company's total sales, which will result in a significant portion of the Company's revenues being subject to risks associated with foreign sales, including risks of exchange rate fluctuations, United States and foreign regulatory requirements and policy changes, political and economic instability, difficulties in accounts receivable collection, difficulties in managing distributors or representatives and seasonality of sales. The Company has hedged its foreign currency exposure by borrowing funds in local European currencies to pay the expenses of its foreign offices. There can be no assurance that these hedging activities will be successful, or that exchange rate fluctuations or other risks associated with international sales and operations will not have a material adverse effect on the Company's business. See "Business--Marketing and Sales" and Note 11 of Notes to Consolidated Financial Statements.

DEPENDENCE ON THIRD PARTY DISTRIBUTORS; SIGNIFICANT CUSTOMER

  For its sales and service activities outside of the United States, Canada and certain European countries, the Company is primarily dependent upon third party distributors. In fiscal 1995, the Company's sales to its exclusive Japanese distributor, Toyo Medic Co., Ltd. ("Toyo Medic"), accounted for 20% of product sales. There can be no assurance that Toyo Medic or any of the Company's other distributors will continue to provide sales and services for the Company at acceptable levels, if at all, or that the Company would be able to replace any distributors on terms as advantageous to the Company should any of its existing arrangements terminate. Further, there can be no assurance that the Company will be able to make arrangements with additional distributors to access new markets. Material adverse changes in the relationship between the Company and its distributors, including the loss of Toyo Medic as a distributor or an adverse change in the relationship between the Company and Toyo Medic, or the failure of the Company to enter into advantageous arrangements with distributors in new markets, could have a material adverse effect on the Company's business. See "Business--Marketing and Sales."

UNCERTAINTY OF PATENT AND PROPRIETARY RIGHTS PROTECTION

  The Company relies upon trade secrets and patents to protect its technology. The Company has obtained ten patents, licensed five patents and has pending 17 patent applications in the United States relating to its DXA technology, and has obtained three patents, licensed four patents and has pending two patent applications in the United States relating to its ultrasound technology. The Company has obtained or applied for corresponding patents and patent applications for certain of these patents and patent applications in certain foreign countries. There can be no assurance that any of the Company's patent applications will be granted or that any patent or patent application will provide significant protection for the Company's products and technology. Moreover, there can be no assurance that foreign intellectual property laws will protect the Company's intellectual property rights. In the absence of significant patent protection, the Company may be vulnerable to competitors who attempt to copy the Company's products, processes or technology.

  The Company has been involved in extensive patent litigation with Lunar Corporation ("Lunar"), with each party claiming that the other is infringing certain patents held by the other. This litigation was settled by agreement dated November 22, 1995. The agreement provides for certain royalties to be paid by each party to the other for future sales of products using certain defined technologies. The Company does not believe that amounts to be paid by either party under this arrangement will be material. The agreement also provides that neither party will engage the other party in patent litigation relating to these technologies for a period of ten years following the date of the agreement, regardless of the infringement claimed and regardless of whether the technology in question currently exists or is developed or acquired by the other party in the future. There can be no assurance that Lunar will not use the Company's technology during this ten-year period in a manner that would materially and adversely affect the Company's business. See "Business--Patents and Proprietary Rights."

ATTRACTION AND RETENTION OF KEY PERSONNEL

  The future success of the Company will depend in large part on the continued services of its executive officers, as well as the Company's ability to attract and retain other highly qualified and well-trained managerial and technical personnel. There may be only a limited number of persons with the requisite skills to serve in these positions and it may become increasingly difficult for the Company to hire such personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract and retain personnel necessary for the development of its business. Mr. Ellenbogen and Dr. Stein, the Chief Executive Officer and Senior Vice President, respectively, of the Company, also serve in similar positions at Vivid Technologies, Inc. ("Vivid"). Under a management agreement between the Company and Vivid, the Company has agreed to provide management services to Vivid, including the part-time assistance of Mr. Ellenbogen and Dr. Stein. During fiscal 1995, Mr. Ellenbogen and Dr. Stein have typically devoted up to approximately 16 and eight hours per week, respectively, to Vivid. See "Management--Vivid Technologies, Inc."

PRODUCT LIABILITY

  The Company's business involves the risk of product liability claims inherent to the medical device business. The Company currently maintains product liability insurance with an aggregate coverage limit of $6.0 million per year, subject to certain deductibles and exclusions. There can be no assurance that this insurance will be sufficient to protect the Company from product liability claims, or that product liability insurance will be available to the Company at a reasonable cost, if at all, in the future.

LITIGATION

  In January 1995, B.V. Optische Industrie de Oude Delft ("Oldelft") filed suit in the United States District Court for the Southern District of New York against the Company and the University of Rochester seeking unspecified treble damages, attorneys' fees and costs relating to technology no longer owned by the Company. The Company believes that it has meritorious defenses and has sought a dismissal of Oldelft's claims. There can be no assurance that the Company will prevail in having these claims dismissed, and if not dismissed, that the Company will prevail in the defense of these claims. Even if such defense is successful, litigation can be expensive and time consuming and can materially adversely affect the Company's business. See "Business--Legal Proceedings."

ANTI-TAKEOVER PROVISIONS; MANAGEMENT CONTROL

  The Company's Certificate of Incorporation and By-laws include certain provisions that may have the effect of discouraging or preventing a change in control of the Company. In addition, the Company made a rights distribution in December 1992 that could also have the effect of discouraging or preventing a change in control of the Company. These provisions could limit the price that stockholders of the Company might receive in the future for shares of the Common Stock. See "Description of Capital Stock."

POSSIBLE VOLATILITY OF STOCK PRICE

  The market price of the Common Stock may be highly volatile. Such factors as quarterly fluctuations in the Company's results of operations, the announcement of technological innovations or new products by the Company or its competitors, and general conditions in the industry in which the Company competes may have a significant impact on the market price of the Common Stock.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 1,200,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $44,160,000, assuming a public offering price of $39.25 per share (the closing price of the Common Stock on December 13, 1995) and after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by the Company.

  The Company expects to use the net proceeds for working capital and general corporate purposes, including new product development, and sales and marketing expansion. The Company is undertaking the offering in part because it believes that the availability of adequate financial resources is a substantial competitive factor. The Company may use a portion of the net proceeds for strategic acquisitions of businesses, products or technologies complementary to the Company's business. The Company does not have any commitments to make any such material acquisition. Pending such uses, the Company plans to invest the net proceeds of this offering in short-term, interest-bearing investment-grade securities.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is traded on the Nasdaq National Market under the symbol "HOLX." The following table sets forth, for the periods indicated, the high and low sales prices per share of Common Stock, as reported by the Nasdaq National Market.

                                                                 HIGH     LOW
                                                                ------- -------
FISCAL YEAR ENDED SEPTEMBER 24, 1994
  First Quarter................................................ $ 5     $ 3 1/2
  Second Quarter...............................................   7 3/8   3 3/8
  Third Quarter................................................  14       6 3/8
  Fourth Quarter...............................................  18       9 3/4
FISCAL YEAR ENDED SEPTEMBER 30, 1995
  First Quarter................................................  18 1/8  12 1/4
  Second Quarter...............................................  18 3/4  13 1/4
  Third Quarter................................................  17 3/8   9
  Fourth Quarter...............................................  25 1/8  15 3/8
FISCAL YEAR ENDING SEPTEMBER 28, 1996
  First Quarter (through December 13)..........................  45 1/2  20 3/4

  The last reported sale price of the Common Stock on the Nasdaq National Market on December 13, 1995 was $39.25 per share. As of December 11, 1995, there were approximately 223 holders of record of the Company's Common Stock.

                                DIVIDEND POLICY

  The Company has never declared or paid cash dividends on its capital stock and does not plan to pay any cash dividends in the foreseeable future. The Company's current policy is to retain all of its earnings to finance future growth.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company at September 30, 1995 and as adjusted to reflect the sale of 1,200,000 shares of Common Stock offered hereby by the Company and the application of the estimated net proceeds therefrom, assuming a public offering price of $39.25 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. This table should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                           SEPTEMBER 30, 1995
                                                           --------------------
                                                           ACTUAL   AS ADJUSTED
                                                           -------  -----------
                                                             (IN THOUSANDS)
Stockholders' equity(1)(2):
  Preferred Stock, $.01 par value, 1,622,685 shares
   authorized; no shares issued........................... $   --     $   --
  Common Stock, $.01 par value, 10,000,000 shares
   authorized; 4,122,100 shares issued and outstanding;
   5,322,100 shares issued and outstanding, as adjusted...      41         53
  Capital in excess of par value..........................  15,355     59,503
  Retained earnings.......................................   7,421      7,421
  Cumulative translation adjustment.......................    (145)      (145)
                                                           -------    -------
    Total stockholders' equity............................ $22,672    $66,832
                                                           =======    =======

--------
(1) Excludes (i) 884,683 shares of Common Stock issuable upon exercise of options outstanding under the Company's stock plans at September 30, 1995 and (ii) certain other contingent obligations for the Company to issue additional shares of Common Stock. See Notes 5 and 8 of Notes to Consolidated Financial Statements.
(2) The Board of Directors of the Company has declared a two-for-one stock split in the form of a stock dividend to be paid in March 1996, subject to stockholder approval of an increase in the number of authorized shares of Common Stock at the Company's Annual Meeting of Stockholders scheduled for February 27, 1996. See "Description of Capital Stock."

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following table contains certain selected consolidated financial data of the Company and is qualified by the more detailed Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The consolidated statement of operations data for the fiscal years ended September 25, 1993, September 24, 1994 and September 30, 1995 and the consolidated balance sheet data as of September 24, 1994 and September 30, 1995 have been derived from Consolidated Financial Statements, which statements have been audited by Arthur Andersen LLP, independent public accountants, and are included elsewhere in this Prospectus. The consolidated statement of operations data for the fiscal years ended September 30, 1991 and 1992 and the consolidated balance sheet data as of September 30, 1991 and 1992 and September 25, 1993 have been derived from the Company's consolidated financial statements, which statements have been audited by Arthur Andersen LLP and are not included in this Prospectus. This data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein.

                                               FISCAL YEARS ENDED
                            ---------------------------------------------------------
                             SEPTEMBER 30,  SEPTEMBER 25, SEPTEMBER 24, SEPTEMBER 30,
                            --------------- ------------- ------------- -------------
CONSOLIDATED STATEMENT OF    1991    1992       1993          1994          1995
OPERATIONS DATA:             ----    ----       ----          ----          ----
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Product sales...........  $15,258 $26,197    $24,140       $37,056       $41,130
  Other revenue...........    1,799      73        708         1,428         2,270
                            ------- -------    -------       -------       -------
                             17,057  26,270     24,848        38,484        43,400
Costs and expenses:
  Cost of product sales...    8,464  13,469     13,729        20,865        22,091
  Research and develop-
   ment...................    3,559   3,608      3,182         3,442         4,301
  Selling and marketing...    2,373   4,692      5,472         5,893         7,835
  General and administra-
   tive...................    1,249   3,132      3,501         4,189         4,461
  Litigation ex-
   penses(1)(2)...........    1,190     --         --            --          2,534
  Restructuring costs(3)..      --      --         900           --            --
                            ------- -------    -------       -------       -------
                             16,835  24,901     26,784        34,389        41,222
                            ------- -------    -------       -------       -------
Income (loss) from opera-
 tions....................      222   1,369     (1,936)        4,095         2,178
Interest income...........      793     502        300           316           610
Other income (expense)....      --      231       (439)          (81)         (268)
                            ------- -------    -------       -------       -------
Income (loss) before in-
 come taxes...............    1,015   2,102     (2,075)        4,330         2,520
Provision (benefit) for
 income taxes.............      314     623       (300)        1,335           650
                            ------- -------    -------       -------       -------
Net income (loss).........  $   701 $ 1,479    $(1,775)      $ 2,995       $ 1,870
                            ======= =======    =======       =======       =======
Net income (loss) per com-
 mon and common equivalent
 share:
    Primary...............  $  0.17 $  0.37    $ (0.45)      $  0.71       $  0.43
                            ======= =======    =======       =======       =======
    Fully diluted.........                                   $  0.69       $  0.41
                                                             =======       =======
Weighted average number of
 common and common equiva-
 lent shares outstanding:
    Primary...............    4,049   4,050      3,930         4,195         4,376
                            ======= =======    =======       =======       =======
    Fully diluted.........                                     4,342         4,575
                                                             =======       =======
                             SEPTEMBER 30,  SEPTEMBER 25, SEPTEMBER 24, SEPTEMBER 30,
                            --------------- ------------- ------------- -------------
CONSOLIDATED BALANCE SHEET   1991    1992       1993          1994          1995
DATA:                        ----    ----       ----          ----          ----
                                                 (IN THOUSANDS)
Working capital...........  $15,503 $16,427    $14,540       $17,688       $19,370
Total liabilities.........    3,135   4,578      5,854         8,625        11,190
Total assets..............   19,809  22,695     22,166        28,497        33,862
Stockholders' equity......  $16,674 $18,117    $16,312       $19,872       $22,672

--------
(1) The fiscal 1991 litigation expenses of $1.2 million, or $0.20 per share, relate primarily to certain patent litigation involving technology which the Company no longer owns.
(2) The fiscal 1995 litigation expenses of $2.5 million, or $0.41 per share, relate primarily to certain patent litigation. A definitive agreement was reached by the Company and the other party to this litigation in November 1995 settling all outstanding disputes. See "Business--Patents and Proprietary Rights."
(3) The fiscal 1993 restructuring charge of $900,000, or $0.23 per share, relates to the reorganization of the Company's European operations.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

  Since inception, the Company has experienced generally increasing annual sales as interest in bone diseases, such as osteoporosis, has grown, as new drug therapies have become available in the United States and other countries to treat these diseases and as the use of DXA systems to measure bone density has become more widespread. The Company's revenues increased 75% to $43.4 million in 1995 from $24.8 million in 1993. During 1995, the Company's net income was adversely impacted by litigation costs of $2.5 million, or $0.41 per share, a substantial portion of which was incurred in connection with the Company's litigation with Lunar, which was settled in November 1995. In fiscal 1993, the Company's sales dropped slightly from fiscal 1992 as a result of certain recessionary economic trends in Europe and a significant reduction of United States sales due to uncertainty over the direction of proposed healthcare reforms. In fiscal 1994 and 1995, the economic climate in Europe steadily improved and the uncertainty over United States government reform of the healthcare system abated. In addition, the Company was successful in its efforts to develop new international markets in Latin America and the Pacific Rim.

  The Company commenced operations in April 1986 and was primarily engaged in product development through the end of fiscal 1987. The Company shipped the first QDR 1000 for clinical testing in June 1987 and began commercial shipments of the system in October 1987 upon receipt of FDA marketing clearance. The Company introduced a bone densitometer capable of assessing the bone density of the entire body in 1989, introduced the first bone densitometer capable of taking supine lateral measurements of the spine in 1991, and introduced its fourth generation clinically-oriented QDR 4500 ACCLAIM series of bone densitometers at the annual meeting of the Radiological Society of North America in November 1994. The Company's shipments of its high-end QDR 4500A ACCLAIM began in January 1995 and of its entire ACCLAIM product line began in the third quarter of fiscal 1995. In the fourth quarter of fiscal 1995, ACCLAIM sales represented approximately 70% of the Company's total DXA sales. The Company achieved a slightly higher gross margin on this product line because of higher selling prices and lower overall manufacturing costs than the older DXA line.

  The Company believes that the two major drivers of the growth in demand for its bone densitometers are (i) the availability of new and effective drug therapies to treat and prevent bone diseases, including osteoporosis, and (ii) the availability of reimbursement to healthcare providers for bone density measurements of patients. On September 29, 1995, the FDA cleared for marketing Merck's new bisphosphonate, Fosamax, for treatment of established osteoporosis in post-menopausal women. The Health Care Finance Administration, the agency which administers Medicare, increased the recommended reimbursement rate for DXA tests to a national average of $124, effective January 1, 1995, from $68, the original recommended reimbursement rate which went into effect in April 1994.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, the percentage of revenues represented by items as shown in the Company's consolidated statements of operations.

                                      FISCAL YEARS ENDED
                           -----------------------------------------
                           SEPTEMBER 25, SEPTEMBER 24, SEPTEMBER 30,
                               1993          1994          1995
                           ------------- ------------- -------------
Revenues:
  Product sales...........      97.1%         96.3%         94.8%
  Other revenue...........       2.9           3.7           5.2
                               -----         -----         -----
                               100.0         100.0         100.0
                               -----         -----         -----
Costs and expenses:
  Cost of product sales...      55.3          54.2          50.9
  Research and
   development............      12.8           8.9           9.9
  Selling and marketing...      22.0          15.3          18.1
  General and
   administrative.........      14.1          10.9          10.3
  Litigation expenses.....       --            --            5.8
  Restructuring costs.....       3.6           --            --
                               -----         -----         -----
                               107.8          89.3          95.0
                               -----         -----         -----
  Income (loss) from
   operations.............      (7.8)         10.7           5.0
  Interest income.........       1.2           0.7           1.4
  Other expense...........      (1.7)         (0.2)         (0.6)
                               -----         -----         -----
Income (loss) before
 income taxes.............      (8.3)         11.2           5.8
Provision (benefit) for
 income taxes.............      (1.2)          3.4           1.5
                               -----         -----         -----
Net income (loss).........      (7.1%)         7.8%          4.3%
                               =====         =====         =====

FISCAL YEARS ENDED SEPTEMBER 30, 1995, SEPTEMBER 24, 1994 AND SEPTEMBER 25,
1993

  REVENUES. Total revenues were $43.4 million in fiscal 1995, $38.5 million in fiscal 1994 and $24.8 million in fiscal 1993. The increase in total revenues of 13% in fiscal 1995 compared to fiscal 1994 was primarily due to the increase in the total number of DXA product shipments in both the Company's domestic and international markets, particularly to Europe where product sales increased 30% over the prior year. During fiscal 1995, there was also a shift in product sales mix to the Company's new line of bone densitometers, the ACCLAIM series, which the Company began shipping in January 1995. The new ACCLAIM products have higher average selling prices than the comparable DXA bone densitometers which they replace. For the current year, sales of the ACCLAIM product accounted for over 42% of product sales. The increase in total revenues in fiscal 1994 compared to 1993 was primarily due to the increase in the total number of DXA product shipments in both the Company's domestic and international markets, particularly Japan where the Company's distributor accounted for 28% of product sales in fiscal 1994. During fiscal 1994, there was also a shift in product sales mix from fiscal 1993, with an increased percentage of sales being derived from the higher-priced QDR 2000plus and QDR 2000 systems, and an increase in sales of two X-ray products which the Company began to sell as a distributor, primarily in Europe.

  Other revenues consist of royalty revenues from the Company's licensing of its technology to a related party and revenue relating to medical data management services provided to pharmaceutical companies to assist in the collection and monitoring of clinical trial data. In fiscal 1995, other revenue increased 59% to $2.3 million from $1.4 million in fiscal 1994, primarily due to an increase in revenue for medical data management services. In fiscal 1994, other revenue increased 101% from $710,000 in fiscal 1993 primarily due to an increase in royalty revenues and, to a lesser extent, an increase in revenue relating to medical data management services. See "Business--Customers" and "Business--Patents and Proprietary Rights."

  In fiscal 1995, approximately 37% of product sales were generated in Europe, 29% in Asia, 25% in the United States and 9% in other international markets. In fiscal 1994, approximately 38% of product sales were generated in Asia, 31% in Europe, 26% in the United States and 5% in other international markets. In fiscal 1993, approximately 51% of product sales were generated in Europe, 26% in the United States, 17% in Asia and 6% in other international markets. The Company expects that foreign sales in the current fiscal year will continue to account for a substantial portion of product sales. See "Risk Factors -- Reliance on Foreign Sales."

  COSTS AND EXPENSES. The cost of product sales decreased as a percentage of product sales to 54% in fiscal 1995 from 56% in fiscal 1994 and from 57% in fiscal 1993. In fiscal 1995, these costs decreased as a percentage of product sales primarily due to the Company initiating shipments of its new family of DXA bone densitometers, the ACCLAIM series, and a volume increase in the number of DXA systems sold resulting in certain manufacturing efficiencies. The Company began selling the ACCLAIM product in the second quarter of fiscal 1995 and has recognized higher gross margins than on the older DXA product line from higher average selling prices and lower labor and overhead-related manufacturing costs. In fiscal 1994, the cost of product sales decreased as a percentage of product sales primarily due to the volume increase in the number of DXA systems sold and the associated manufacturing efficiencies. These gross margin improvements were offset somewhat by increased sales of X-ray systems, which are distributed but not manufactured by the Company in Europe, resulting in an overall gross margin percentage that is less than what is earned on the DXA product line.

  Research and development expenses increased 25% to $4.3 million (10% of total revenues) in fiscal 1995 from $3.4 million (9% of total revenues) in fiscal 1994 primarily due to the addition of engineering personnel and outside consultants working on the development of new products and the funding of Serex to develop a biochemical marker strip test. In fiscal 1994, research and development expenses increased from $3.2 million (13% of total revenues) in fiscal 1993 primarily due to the addition of engineering personnel working on the development of new products and due to higher prototype material costs associated with the Company's new fourth-generation QDR 4500 ACCLAIM bone densitometers.

  Selling and marketing expenses increased 33% to $7.8 million (19% of product sales) in fiscal 1995 from $5.9 million (16% of product sales) in fiscal 1994. The increase in fiscal 1995 expenses was primarily due to an increase in sales personnel and related expenses, marketing and promotional costs incurred in connection with the introduction of the QDR 4500 ACCLAIM product and increased sales commissions based on the higher sales volume. In fiscal 1994, selling and marketing expenses increased 8% from $5.5 million (23% of product sales) in fiscal 1993. The increase in fiscal 1994 from 1993 was primarily due to increased sales commissions based on the higher sales volume, especially in North America and Latin America where the Company sells directly to end-user customers. In addition, the Company incurred additional costs in connection with its initiation of a formal new business development effort, which has resulted in the Company's recent product acquisitions and strategic alliances. The decrease in expenses as a percentage of product sales in fiscal 1994 was due to the significant increase in sales volume to distributors which generally do not receive commissions.

  General and administrative expenses increased to $4.5 million (10% of total revenues) in fiscal 1995 from $4.2 million (11% of total revenues) in fiscal 1994 and $3.5 million (14% of total revenues) in fiscal 1993. The increase in fiscal 1995 was primarily due to increased head count and other compensation-related expenditures. The increase in fiscal 1994 when compared to fiscal 1993 was primarily due to increases in accounts receivable reserves, which reflects the increase in accounts receivable, and an increase in employee incentive programs. These increases were offset in part by a decrease of general and administrative expenses in Europe as part of the reorganization begun in the fourth quarter of fiscal 1993.

  Litigation expenses incurred in fiscal 1995 were in connection with the Company's disputes with Lunar and Oldelft. Legal expenses in connection with the patent litigation with Lunar began in October 1994 and represent a substantial portion of the total litigation expenses. In November 1995, a definitive agreement that provides for the cross-licensing of certain patent rights and a non-assertion agreement for all patents involving DXA and ultrasound technologies for a period of ten years was reached by both companies. See "Risk Factors -- Litigation," "Business -- Patents and Proprietary Rights" and "Business -- Legal Proceedings."

  In the fourth quarter of fiscal 1993, the Company recorded a restructuring charge of $900,000. This nonrecurring charge covered the reorganization of its European operations, including consolidation of the distribution and administrative infrastructure, asset write-offs including receivables and inventory, and a reduction of its European workforce. The charges from this restructuring were a result of the weak European economy and the Company's desire to reallocate its resources to expanding territories with greater growth potential. At the end of fiscal 1994, the Company's reorganization was complete and all restructuring charges had been incurred.

  INTEREST INCOME. Interest income increased to $610,000 in fiscal 1995 from $320,000 in fiscal 1994 as the Company earned a higher rate of return on a slightly higher investment base than in the prior year and increased the number of long-term receivables to Latin American customers. In fiscal 1994, interest income increased from $300,000 in fiscal 1993 as the Company earned a slightly higher rate of return on a slightly lower investment base than in the preceding year.

  OTHER EXPENSE. In fiscal 1995 and 1994, the Company incurred other expenses of $270,000 and $80,000, respectively. These expenses were primarily attributable to the interest costs on a line of credit established by the Company in the third quarter of fiscal 1994 for use by the Company's European subsidiaries to borrow funds in their local currencies to pay for all intercompany sales, thereby reducing the foreign currency exposure on those transactions.

  In fiscal 1993, the Company recognized other expenses of $440,000 which primarily represented foreign currency exchange losses, net of hedge transactions, arising from the Company's United States dollar-denominated sales to its three European subsidiaries. Approximately one-half of the losses for the year were incurred in the first quarter, prior to the implementation of the Company's program to purchase foreign currency forward contracts to hedge its foreign currency exposure. In 1993, the United States dollar strengthened significantly against the three foreign currencies (the French franc, the Belgian franc and the Spanish peseta) in which the subsidiaries conducted business causing the Company to recognize a transaction loss.

  To the extent that foreign currency exchange rates fluctuate in the future, the Company may be exposed to continued financial risk. Although the Company has established a borrowing line denominated in the two foreign currencies (the French franc and the Belgian franc) in which the subsidiaries currently conduct business to minimize this risk, there can be no assurance that the Company will be successful or can fully hedge its outstanding exposure. See "Risk Factors -- Reliance on Foreign Sales."

  PROVISION FOR INCOME TAXES. The Company's effective tax rate was 25.8% in fiscal 1995 and 30.8% in fiscal 1994. In fiscal 1993, the Company had a benefit for income taxes as a result of that year's loss. The Company's effective tax rate is lower than the statutory tax rates due primarily to the utilization of tax credits, the utilization of net operating losses in foreign jurisdictions and tax benefits associated with the Company's foreign sales corporation.

QUARTERLY RESULTS OF OPERATIONS

  The following table presents certain unaudited consolidated quarterly financial information for the eight quarters ended September 30, 1995. In the opinion of the Company's management, this information has been prepared on the same basis as the Consolidated Financial Statements appearing elsewhere in the Prospectus and includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial results set forth herein. Results of operations for any previous quarter are not necessarily indicative of results for any future period.

                                   FISCAL 1994 QUARTER ENDED                     FISCAL 1995 QUARTER ENDED
                         --------------------------------------------- ---------------------------------------------
CONSOLIDATED STATEMENTS  DECEMBER 25, MARCH 26, JUNE 25, SEPTEMBER 24, DECEMBER 24, MARCH 25, JUNE 24, SEPTEMBER 30,
 OF OPERATIONS DATA:         1993       1994      1994       1994          1994       1995      1995       1995
                             ----       ----      ----       ----          ----       ----      ----       ----
                                                                (IN THOUSANDS)
Revenues:
 Product sales..........    $7,483     $9,476   $10,573     $9,524       $ 9,783     $8,521   $10,804     $12,022
 Other revenues.........       164        432       375        457           416        510       497         847
                            ------     ------   -------     ------       -------     ------   -------     -------
                             7,647      9,908    10,948      9,981        10,199      9,031    11,301      12,869
Costs and Expenses:
 Cost of product sales..     4,109      5,343     5,855      5,558         5,343      4,893     5,670       6,185
 Research and
  development...........       783        845       928        886           968      1,109     1,015       1,209
 Selling and marketing..     1,427      1,341     1,356      1,769         1,822      1,712     2,112       2,189
 General and
  administrative........       790      1,120     1,194      1,085         1,140        900     1,159       1,262
 Litigation expenses....       --         --        --         --             54        298       801       1,381
                            ------     ------   -------     ------       -------     ------   -------     -------
                             7,109      8,649     9,333      9,298         9,327      8,912    10,757      12,226
                            ------     ------   -------     ------       -------     ------   -------     -------
Income from operations..       538      1,259     1,615        683           872        119       544         643
Other income (expense)..        64         16       126         29            32         95        73         142
                            ------     ------   -------     ------       -------     ------   -------     -------
Income before income
 taxes..................       602      1,275     1,741        712           904        214       617         785
Provision for income
 taxes..................       190        400       545        200           260         60       130         200
                            ------     ------   -------     ------       -------     ------   -------     -------
Net income..............    $  412     $  875   $ 1,196     $  512       $   644     $  154   $   487     $   585
                            ======     ======   =======     ======       =======     ======   =======     =======

                                    FISCAL 1994 QUARTER ENDED                     FISCAL 1995 QUARTER ENDED
                          --------------------------------------------- ---------------------------------------------
AS A PERCENTAGE OF TOTAL  DECEMBER 25, MARCH 26, JUNE 25, SEPTEMBER 24, DECEMBER 24, MARCH 25, JUNE 24, SEPTEMBER 30,
 REVENUES:                    1993       1994      1994       1994          1994       1995      1995       1995
                              ----       ----      ----       ----          ----       ----      ----       ----
Revenues:
 Product sales..........      97.9%       95.6%    96.6%       95.4%        95.9%       94.4%    95.6%       93.4%
 Other revenues.........       2.1         4.4      3.4         4.6          4.1         5.6      4.4         6.6
                             -----       -----    -----       -----        -----       -----    -----       -----
                             100.0       100.0    100.0       100.0        100.0       100.0    100.0       100.0
Costs and Expenses:
 Cost of product sales..      53.7        54.0     53.5        55.7         52.4        54.1     50.1        48.1
 Research and develop-
  ment..................      10.2         8.5      8.5         8.9          9.5        12.3      9.0         9.4
 Selling and marketing..      18.7        13.5     12.4        17.7         17.9        19.0     18.7        17.0
 General and administra-
  tive..................      10.3        11.3     10.9        10.9         11.2        10.0     10.3         9.8
 Litigation expenses....       --          --       --          --           0.5         3.3      7.1        10.7
                             -----       -----    -----       -----        -----       -----    -----       -----
                              92.9        87.3     85.3        93.2         91.5        98.7     95.2        95.0
                             -----       -----    -----       -----        -----       -----    -----       -----
Income from operations..       7.1        12.7     14.7         6.8          8.5         1.3      4.8         5.0
Other income (expense)..       0.8         0.2      1.1         0.3          0.3         1.0      0.6         1.1
                             -----       -----    -----       -----        -----       -----    -----       -----
Income before income
 taxes..................       7.9        12.9     15.8         7.1          8.8         2.3      5.4         6.1
Provision for income
 taxes..................       2.5         4.1      4.9         2.0          2.5         0.6      1.1         1.6
                             -----       -----    -----       -----        -----       -----    -----       -----
Net income..............       5.4%        8.8%    10.9%        5.1%         6.3%        1.7%     4.3%        4.5%
                             =====       =====    =====       =====        =====       =====    =====       =====

  The Company's results of operations have and may continue to be subject to significant quarterly variation. The results for a particular quarter may vary due to a number of factors, including the overall state of health care and cost containment efforts, the development status and demand for drug therapies to treat osteoporosis, economic conditions in the Company's markets, the timing of orders, the timing of expenditures in anticipation of future sales, the mix of products sold by the Company, the introduction of new products and product enhancements by the Company or its competitors, and pricing and other competitive conditions. The Company also believes that its sales in Europe may be seasonal, with reduced orders in the summer months reflecting summer vacation schedules. See "Risk Factors--Quarterly Fluctuations in Operating Results."

  REVENUES. The Company's revenues have increased generally in the quarters presented above, reflecting increased market acceptance of the DXA systems and a global strengthening of the bone densitometry market. The decrease in revenues in the quarter ended September 24, 1994, generally reflected the seasonal variation the Company has experienced in the summer months. In the quarter ended September 30, 1995, the Company did not experience a slowdown in revenues from seasonality due to the increased market activity from the interest in a new drug therapy to treat osteoporosis and an increase in demand for ACCLAIM, the Company's new product series. Also in the fourth quarter of fiscal 1995, sales in the United States benefited from the anticipated FDA approval of Fosamax. The decrease in revenues in the quarter ended March 25, 1995 was primarily due to the introduction of three models of the new ACCLAIM product line, including the QDR 4500C clinical densitometer, in April 1995 which caused a delay in sales in the earlier quarter. The ACCLAIM product line was introduced in December 1994 and shipments of the QDR 4500A, the high-end system, began in January 1995. In the fourth quarter of fiscal 1995, the ACCLAIM product line accounted for approximately 70% of the Company's DXA product sales.

  EXPENSES. The quarterly fluctuations in cost of product sales as a percentage of net revenues were attributable to changing product mix, variances in selling prices between countries and different distribution channels, improved manufacturing efficiencies associated with increased product volumes and, in the last two quarters of fiscal 1995, increased selling prices and improved manufacturing efficiencies associated with ACCLAIM, the Company's new product family.

  Research and development expenses have generally increased through the quarter ended September 30, 1995, reflecting the increased development efforts for the ACCLAIM product line and, in fiscal 1995, development projects for a dry ultrasound system and a strip-test utilizing a biochemical marker.

  Selling, general and administrative expenses have generally increased over the last eight quarters primarily due to increases in sales commissions, marketing expenditures and personnel to support the Company's sales growth and introduction of new products.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has funded its operations primarily through cash flows from operations and the issuance of Common Stock.

  At September 30, 1995, the Company's working capital was $19.4 million. At such date, the Company had $9.9 million in cash, cash equivalents and short-term investments. The current cash, cash equivalents and investments balance increased approximately $540,000 from September 24, 1994 primarily due to an increase in the Company's current liabilities, which were partially offset by an increase in inventories and accounts receivable. The increase in current liabilities, inventories and accounts receivable reflects the Company's introduction of its new ACCLAIM family of bone densitometers and the increase in sales activity. At September 30, 1995, one customer had accounts receivable outstanding of approximately $2.2 million, which were current within their payment terms. The Company finances certain sales to Latin America over a two to three year time frame. At September 30, 1995, the Company had long-term accounts receivable outstanding of approximately $800,000 relating to these sales, which were included in other assets. Working capital increased by approximately $1.7 million in fiscal 1995, primarily from the addition of net income. In fiscal 1995, the Company purchased $800,000 of property and equipment, primarily computers and other equipment associated with the hiring of additional personnel.

  The Company does not currently have any significant capital commitments and believes that existing sources of liquidity, including the anticipated net proceeds of the offering, funds expected to be generated from operations and a $3.0 million credit line for use by its European subsidiaries, will provide adequate cash to fund the Company's anticipated working capital and other cash needs for the foreseeable future.

                                   BUSINESS

  The Company is a leading international developer, manufacturer and marketer of X-ray bone densitometers which precisely measure bone density for use in the diagnosis and monitoring of metabolic bone diseases such as osteoporosis. The Company pioneered the use of dual-energy X-ray absorptiometry ("DXA") to measure bone density, introducing the first DXA bone densitometer in 1987. Since this introduction, DXA systems have become the standard for measuring bone density. In 1995, the Company introduced its fourth generation of DXA bone densitometers, its clinically oriented QDR 4500 ACCLAIM product line.

  To address the growing clinical market for the early diagnosis and monitoring of osteoporosis, the Company is developing products that it believes will complement its DXA product line. In December 1994, the Company acquired the ultrasound bone analyzer business of Walker Sonix, Inc. The Company is developing an enhanced ultrasound bone analyzer, the Sahara(TM), which it intends to introduce in clinical test sites in the United States and certain international markets during fiscal 1996. The Company believes that ultrasound systems could represent a relatively low cost, compact, easy-to-use, non-X-ray based, screening technique to assist in the initial diagnosis of osteoporosis. In September 1994, the Company began a joint development effort with Serex, Inc. to develop a diagnostic strip test to detect biochemical markers that indicate the rate of a patient's bone loss. The strip test is being designed to provide a physician with a real-time means of measuring a patient's biochemical response to osteoporosis therapies and compliance with those therapies, as a complement to periodic bone density measurements. The Company and Serex have also recently entered into an agreement in principle with a leading pharmaceutical company to develop and market an over-the-counter version of the strip test.

BACKGROUND

  OSTEOPOROSIS. Osteoporosis is a condition characterized by reduced bone density that leads to an increased risk of fractures. Bone is a dynamic organ that is maintained through a process referred to as remodeling in which old bone is removed (resorption) and new bone is formed. In early adulthood, the levels of bone resorption and bone formation are generally balanced, with the quantity and distribution of bone throughout the body varying over time depending on muscle mass, strength and use. When remodeling does not function properly, and resorption exceeds formation, the result is a net loss of bone mass and density, often causing diminished structural integrity of the skeleton (particularly of the trabecular "spongy" bone) and an increased risk of fracture.

  According to the National Osteoporosis Foundation (the "NOF"), 25 million Americans, 80% of whom are women, and approximately 200 million people worldwide, suffer from osteoporosis. Osteoporosis typically develops silently over a period of years, eventually progressing to a point where a fracture can easily occur, causing pain and disability. The post-menopausal female population has the highest incidence of osteoporosis and the highest rate of morbidity (loss of quality of life) and mortality due to osteoporosis. The NOF estimates that in the United States osteoporosis contributes to more than 1.3 million fractures annually, a majority of which were of the spine and hip, and that related direct health care and indirect productivity costs in 1987 were approximately $10 billion. Hip fractures lead to the most serious consequences. According to the NOF, as many as one in every five hip fracture patients dies from complications within a year after fracture, one in every four requires long-term care and an even higher percentage of hip fracture patients never return to an active and independent lifestyle.

  Until recently, osteoporosis was thought to be an untreatable consequence of aging. The Company believes that the recent development and introduction of new drug therapies, the aging of the population, and an increased focus on women's health issues and preventive medical practices has created a growing awareness among patients and physicians that osteoporosis is treatable.

  THERAPIES. The Company believes that over 70 clinical studies are currently in progress to assess the safety and effectiveness of new therapies to treat osteoporosis. However, prior to 1995, there were only two approved drug treatments for osteoporosis in the United States, hormone replacement therapy, using estrogen and related hormones ("HRT"), and calcitonin, with the most widely prescribed treatment being HRT. Patient concerns regarding complications related to prolonged use of HRT have contributed to a low compliance rate. Until recently, calcitonin was available only in an injectable form, a delivery method that has contributed to low patient compliance. Although HRT and calcitonin have generally been shown in clinical trials to slow or stop the loss of bone mass, these therapies have not been proven to restore bone mass.

  On September 29, 1995, the FDA approved Merck's drug Fosamax for the treatment of established osteoporosis in post-menopausal women. Fosamax is a bisphosphonate that acts by coating the bone surface and inhibiting bone resorption. Merck reports that in clinical studies of Fosamax conducted in over 16 countries, post-menopausal female patients with established osteoporosis who were treated with Fosamax gained an average of 7-10% bone mass in the spine and 7-8% bone mass in the hip over a three-year period compared to patients treated with placebo, and that Fosamax reduced the number of new vertebral fractures (fractures of the spine) by approximately 48% compared with placebo. Merck is conducting ongoing clinical trials to determine the effectiveness of Fosamax in preventing osteoporosis. Fosamax is also approved in at least 18 countries in addition to the United States.

  Other therapies cleared by the FDA to treat osteoporosis in 1995 are a one-tablet hormone replacement therapy, which combines estrogen and progestin, developed by Wyeth-Ayerst Laboratories, and an intra-nasal formulation of calcitonin developed by Sandoz. In addition, in November 1995, an FDA advisory committee recommended that the FDA approve slow-release sodium fluoride for the treatment of post-menopausal osteoporosis. Additional therapies undergoing clinical trials for the prevention or treatment of osteoporosis include bisphosphonates being developed by Proctor & Gamble (Rasidronate), Boehringer-Mannheim (Ibandronate) and Sanofi (Tiludronate), and estrogen analogues or anti-estrogens being developed by Eli Lilly (Raloxifene) and Pfizer (Draloxifene).

  In several European countries, Japan and other international markets, there has been an earlier availability and greater acceptance of osteoporosis therapies. Some of these therapies include estrogens, bisphosphonates, calcitonins, vitamin D compounds and ipriflavone.

  The timing of when and where new drugs will become commercially available, if ever, is uncertain. However, the Company believes that there will be broadened and new approvals of osteoporosis therapies for both treatment and prevention which should positively impact the bone assessment market worldwide. See "Risk Factors--Dependence of Product Sales on Availability and Acceptance of New Drug Therapies for Osteoporosis."

  DIAGNOSIS AND MONITORING OF OSTEOPOROSIS. There are a number of different technologies that are available that can be used to assess bone mineral status. The following table sets forth selected information regarding the range of these technologies.

                  COMPARISON OF BONE ASSESSMENT TECHNOLOGIES

                                                                   RADIATION
            TECHNOLOGY              SCAN SITE(S)     PRECISION*      DOSE     FDA STATUS
-----------------------------------------------------------------------------------------
        Dual Energy X-ray        spine, hip, forearm  (less than)   2-4 mR      cleared
          Absorptiometry           and whole body       1-3%
              (DXA)
-----------------------------------------------------------------------------------------
   Single Photon Absorptiometry    forearm or heel      1-3%        5-10 mR     cleared
              (SPA)
-----------------------------------------------------------------------------------------
      Quantitative Computed       spine or forearm      2-6%      200-1000 mR   cleared
            Tomography
              (QCT)
-----------------------------------------------------------------------------------------
   Radiographic Absorptiometry          hand            1-2%         5 mR       cleared
               (RA)
-----------------------------------------------------------------------------------------
            Ultrasound             finger or heel       1-4%         None     not cleared

-----------------------------------------------------------------------------------------

        Biochemical Marker               NA              NA          None       cleared
       (laboratory format)
-----------------------------------------------------------------------------------------

--------
   * Consistency of bone density measurements from test to test
     (repeatability)

  Since the introduction of the first DXA bone densitometer by the Company in 1987, dual energy X-ray absorptiometry has become the primary means of measuring bone density. Prior to that introduction, the most widely used bone density measuring technique for the hip and spine was dual photon absorptiometry (DPA). DPA systems were not very precise and required relatively long scanning times and the use of an expensive radioactive source that required periodic replacement. In contrast, DXA systems have much higher precision, require significantly shorter scanning times and do not require a radioactive source. DXA systems require a low patient radiation exposure (less than 1/10th of a conventional chest X-ray). The most advanced DXA systems can be used to measure the bone density of the whole body, or any site, including the most important fracture sites of the hip or spine. As a result of their precision and versatility, DXA systems have become the predominant means of evaluating low bone density before fractures occur and monitoring changes in a patient's bone density in response to therapies.

  Other bone assessment technologies include single photon absorptiometry
(SPA), radiographic absorptiometry (RA), quantitative computed tomography
(QCT), quantitative ultrasound and biochemical markers.

  Single photon absorptiometry was introduced in the 1960s and represents an effective method of measuring bone density at a peripheral site of the skeleton (forearm or heel), although it cannot be used to measure the most important fracture sites of the spine or hip. SPA systems also have the added inconvenience of requiring the patient to place the site being scanned in water or other tissue-equivalent media to achieve precision. SPA, however, does represent a relatively inexpensive and valuable tool in the diagnosis of osteoporosis with reasonable precision and low radiation exposure.

  Quantitative computed tomography was introduced in the mid 1970s and can measure bone density by using a CT scanner to determine both the patient's bone density and bone distribution in three dimensions. QCT, however, has remained limited in clinical use because of its relatively high radiation dose and the high cost of CT scanner equipment.

  Radiographic absorptiometry, also introduced in the 1970s, measures bone density from two X-ray images (radiographs) of the hand placed alongside a calibration device using a conventional X-ray machine. The radiographs are sent to a central processing laboratory where a computer measures the density of the bone. The precision of this technique is comparable to SPA measurements. An advantage of this system is that it does not require any additional capital investment, as traditional X-ray equipment can be used to obtain the radiographs. The technique, however, cannot be used to measure and monitor the hip or spine. Also, because the radiograph must be sent to a laboratory for testing, it does not provide a real-time assessment of bone density, and, if the test is positive, a follow-up consultation is required. The Company believes that RA will be useful in rural areas where there may not be a sufficient concentration of patients to justify a capital investment in DXA bone density measuring equipment.

  Ultrasound has long been used in medical testing. However, the use of ultrasound for the detection of osteoporosis was not commercially introduced until recently, and then only in certain foreign countries. Ultrasound measurement has concentrated mainly on the heel, which is comprised primarily of trabecular bone, as a measuring site. Initial clinical trials of ultrasound systems have indicated a significant association of low ultrasonic bone measurements of the heel and the risk of fracture. The latest developments in hardware and software, resulting in enhanced precision and ease of use, are currently making ultrasound techniques an option for the diagnosis of osteoporosis. Major advantages of ultrasound examination are the complete absence of radiation and the small size and low cost of the equipment. Ultrasound devices do not use X-rays in making their measurements and therefore do not require X-ray licensing or registered operators. However, because ultrasound bone measurements currently are not as precise as DXA and other measurements, they are less reliable for continued monitoring of small changes in bone density or for assessing the response to therapies. In addition, they are generally limited to measurements at peripheral sites, not the more important spine or hip fracture sites. Accordingly, the Company believes that the most likely use for ultrasound techniques currently employed and under development by the Company and others will be for initial screening for osteoporosis and not for continued monitoring of changes in bone density or the response to therapies.

  Biochemical markers are substances that are produced within the body that correlate directly or indirectly to disease or bodily function. A number of biochemical markers have been discovered that can be used to measure the rate of bone resorption or formation. These measurements, while not measuring bone density, can provide a means to assess quickly (within approximately three months) the effectiveness of treatment and patient compliance with therapies for osteoporosis. A baseline and subsequent bone density tests (as frequently as annually) must be used in conjunction with biochemical marker measurements to assess fully the bone density of the patient. Because biochemical markers cannot be used independently to diagnose osteoporosis or risk of fracture, or to monitor a patient's changes in bone density as a result of therapy or otherwise, the Company believes that biochemical marker tests, including those being developed by the Company, will complement and not replace densitometry.

  MARKET. The Company believes that the clinical market for osteoporosis diagnostic and monitoring products is expanding due to the recent development and introduction of new drug therapies to treat osteoporosis, the more widespread and increased reimbursement for bone density examinations, the aging of the population, and an increased focus on women's health issues and preventive medical practices. All of these factors have led to an increased awareness by women and primary care providers, such as gynecologists and family physicians, that osteoporosis is a treatable disease and that measurement of bone density is an integral component of diagnosis and monitoring of this disease.

  Upon obtaining FDA approval for Fosamax in September 1995, Merck launched an extensive educational campaign to increase patient and physician awareness that osteoporosis is a treatable disease. In connection with this effort, Merck is promoting the use of DXA and other techniques to diagnose and monitor osteoporosis and the effects of drug therapies. The Company believes that this comprehensive Merck program will further accelerate the growth of the bone densitometer and related markets. Currently, Fosamax is only approved for use by patients with established osteoporosis. However, Merck and other drug companies are conducting ongoing clinical trials to establish the efficacy of drug therapies to prevent osteoporosis in high risk patients. Such approval would increase the need for patient testing and monitoring at an earlier age, before a patient is afflicted with osteoporosis.

  In the United States, the Health Care Finance Administration, which establishes guidelines for the reimbursement of health care providers treating Medicare and Medicaid patients, provided validation for DXA bone densitometry examinations as a clinically useful procedure by recommending the reimbursement for DXA bone evaluations at the rate of $68 per scan effective April 1994. Effective January 1995, HCFA furthered the clinical use of DXA evaluations by increasing the recommended reimbursement rate to $124. In part as a result of the reimbursement policy recommendations implemented by HCFA, bone density examinations are paid for by many private third party insurers in the United States. See "Risk Factors--Third Party Reimbursement for Bone Density Examinations" and "Business--Third Party Reimbursement."

  With the recent increase in reimbursement levels in the United States, and the FDA approval of Fosamax and other drug therapies, the Company believes that the United States market for bone densitometers and other methods of bone mineral assessment will expand from hospitals, large clinics, research institutions and imaging and women's centers, to the larger potential market of primary care providers, including gynecologists and family physicians.

  In several European countries, Japan and other international markets, there has been a greater availability or acceptance of osteoporosis therapies and an earlier adoption of reimbursement for bone densitometry exams. Countries in which reimbursement for the use of X-ray bone densitometers has been approved include Belgium, Brazil, Canada, Germany, Greece, Japan, South Korea, Spain and Switzerland. In addition, the Japanese government has been actively supporting an educational program to promote public awareness of osteoporosis as a treatable disease. In Latin American countries such as Argentina, Brazil and Chile, and in Pacific Rim countries, such as Australia, The Peoples Republic of China, South Korea and Taiwan, there is a growing use of osteoporosis therapies and an expanding market for osteoporosis diagnostic and monitoring equipment.

HOLOGIC'S STRATEGY

  The Company's goal is (i) to become the leading fully-integrated supplier of technologically advanced, innovative and clinically valuable diagnostic systems and tests that address the growing market for osteoporosis prevention and treatment, and (ii) to diversify into other medical device markets which it believes will be complementary to its current business. Key elements of this strategy are as follows:

  MAINTAIN AND ENHANCE DXA TECHNOLOGICAL LEADERSHIP. The Company has been a pioneer in the development of DXA bone densitometers. Since commercially introducing the first DXA bone densitometer in 1987, the Company introduced a bone densitometer capable of assessing the bone density of the entire body in 1989, introduced the first bone densitometer capable of taking supine lateral measurements of the spine in 1991 and introduced its fourth generation clinically-oriented QDR 4500 ACCLAIM series of bone densitometers in 1995. The ACCLAIM series integrates the Company's most advanced X-ray technology into a compact package that facilitates installation in a standard examination room. The Company believes that because of their technological features, its DXA systems have been and continue to be the most widely used bone densitometers for clinical studies involving the emerging drug therapies for osteoporosis. The Company intends to continue to enhance and expand upon its core technical expertise to develop increasingly efficient and cost-effective DXA bone densitometer solutions.

  EXPAND RANGE OF COMPLEMENTARY BONE DIAGNOSTIC AND MONITORING PRODUCTS. The Company believes that a significant market exists for relatively low-cost products that assess bone density, employ technologies that do not use X-rays or other ionizing radiation, and may be used in a doctor's office. In order to address this market, the Company is pursuing the development and acquisition of products that use ultrasound and biochemical markers to assess bone mineral status. Recent milestones achieved by the Company in connection with this pursuit include the following:

  . In December 1994, the Company acquired the Walker Sonix ultrasound bone analyzer business.

  . In September 1995, the Company introduced a prototype of the Sahara, an internally developed advanced ultrasound bone analyzer that does not require the use of water, at the American Society of Bone Mineral Research.

  . In September 1994, the Company began a joint development effort with Serex to develop a low-cost biochemical marker strip test.

  . In December 1995, the Company and Serex further entered into an agreement in principle with a major pharmaceutical company to develop an over-the-counter version of the biochemical marker strip test.

The Company believes that if it is able to develop these products successfully it will be in a position to offer a full range of diagnostic and monitoring products for the growing osteoporosis market. The Company also plans to pursue other product development and market opportunities in the area of bone assessment that the Company identifies as promising.

  EXPAND UNITED STATES DISTRIBUTION. The Company believes that the continued development of its distribution network in the United States will be an important factor in its continued success. The Company has developed an experienced 11 person direct sales force covering the United States and plans to enhance further its distribution capabilities in the United States through a combination of an expansion of its sales force and strategic alliances with companies with established distribution channels in the various market segments for the Company's products.

  CONTINUED INTERNATIONAL EXPANSION. International sales have accounted for approximately 75% of the Company's sales in fiscal 1995, with such sales being made predominantly to countries in Western Europe and Japan. In fiscal 1995, the Company increased its efforts to expand its market penetration into new markets in Latin America, including Argentina, Brazil and Chile, and along the Pacific Rim, including Australia, The Peoples Republic of China, South Korea and Taiwan. The Company intends to continue to seek to expand sales in these and other less-developed territories.

  DIVERSIFICATION INTO COMPLEMENTARY MARKETS. The Company is seeking to leverage its medical device development, manufacturing and distribution expertise to expand, through acquisition or strategic alliances, into complementary markets. Such markets could include other diagnostic or imaging markets, or other women's health care markets.

  There can be no assurance that the Company will be able to implement successfully any of its strategies on a timely basis, if at all, or if successfully implemented, that any of these strategies will enable the Company to maintain or enhance its growth. See "Risk Factors."

BONE ASSESSMENT PRODUCTS

  The Company's products include a family of DXA bone densitometers which are used for the precise measurement of bone density to assist physicians in the diagnosis and monitoring of metabolic bone diseases such as osteoporosis. Since commercially introducing the first DXA bone densitometer in 1987, the Company introduced its first bone densitometer capable of assessing the bone density of the entire body in 1989, introduced the first bone densitometer capable of taking lateral measurements of the spine in 1991, and, in 1995, introduced its new QDR 4500 ACCLAIM fourth generation series of bone densitometers, which integrates the Company's most advanced X-ray technology into a compact package that facilitates installation in a standard examination room. The United States list prices for the Company's DXA bone densitometers range from approximately $55,000 to $165,000 per system.

  The Company believes that a significant market may exist for relatively low-cost products that assess bone mineral status, employ technologies that do not use ionizing radiation and may be used in a doctor's office. In order to address this market, the Company has acquired or is developing products that use ultrasound or measure biochemical markers to assist in the assessment of bone mineral status.

  The following table sets forth certain information regarding the range of the Company's bone assessment products, including certain products under development.

      PRODUCT           EXAMINATION SITE                  FEATURES
-------------------------------------------------------------------------------
      DXA BONE
    DENSITOMETERS
-------------------------------------------------------------------------------
                      . Lumbar spine        . Fan beam
                        (back-to-front      . High resolution images
                        (PA))               . Automatic Internal Reference
  QDR 4500A ACCLAIM   . Lumbar spine          System
                        (side-to-side       . Automated analysis software with
                        (supine/lateral))     compare capability to a
                      . Hip                   patient's prior examinations
                      . Forearm             . Advanced lateral analysis
                        (optional)            software
                      . Whole body          . Software for integration of
                                              patient data into clinical and
                                              research protocols
                                            . Precision: (less than)1%
                                            . Scan Time: 10 seconds to 3
                                              minutes
-------------------------------------------------------------------------------
                      . Lumbar spine (PA)   . Fan beam
                      . Lumbar spine        . High resolution images
                        (supine/lateral)    . Automatic Internal Reference
   QDR 4500SL ACCLAIM . Hip                   System
                      . Forearm             . Automated analysis software with
                        (optional)            compare capability to a
                                              patient's prior examinations
                                            . Advanced lateral analysis
                                              software
                                            . Software for integration of
                                              patient data into clinical and
                                              research protocols
                                            . Precision: (less than)1%
                                            . Scan Time: 10 seconds to 2
                                              minutes
-------------------------------------------------------------------------------
                      . Lumbar spine (PA)   . Fan beam
                      . Hip                 . High resolution images
  QDR 4500W ACCLAIM   . Forearm             . Automatic Internal Reference
                        (optional)            System
                      . Whole Body          . Automated analysis software with
                                              compare capability to a
                                              patient's prior examinations
                                            . Software for integration of
                                              patient data into clinical and
                                              research protocols
                                            . Precision: (less than)1%
                                            . Scan Time: 15 seconds to 6
                                              minutes
-------------------------------------------------------------------------------
                      . Lumbar spine (PA)   . Fan beam
  QDR 4500C ACCLAIM   . Hip                 . High resolution images
                      . Forearm             . Automatic Internal Reference
                        (optional)            System
                                            . Automated analysis software with
                                              compare capability to a
                                              patient's prior examinations
                                            . Software for integration of
                                              patient data into clinical and
                                              research protocols
                                            . Precision: (less than)1%
                                            . Scan Time: 15 to 30 seconds
-------------------------------------------------------------------------------
                      . Lumbar spine (PA)   . Pencil beam
                      . Hip                 . High resolution images
    QDR 1000plus      . Forearm             . Automatic Internal Reference
                        (optional)            System
                                            . Automated analysis software with
                                              compare capability to a
                                              patient's prior examinations
                                            . Software for integration of
                                              patient data into clinical and
                                              research protocols
                                            . Precision: (less than)1%
                                            . Scan Time: 2 to 7.2 minutes

       PRODUCT          EXAMINATION SITE                  FEATURES
-------------------------------------------------------------------------------
QUANTITATIVE
ULTRASOUND
-------------------------------------------------------------------------------
                      . Heel                . Water immersion of the heel
                                            . Weight (25 lbs.)
  WALKER SONIX UBA                          . Scan time of 5 to 6 minutes
        575+                                . Multi-point scanning
                                            . Bi-directional measurements
                                            . High resolution electronics
                                            . External personal computer
                                              required
-------------------------------------------------------------------------------
                      . Heel                . Dry operation
       SAHARA                               . Compact and portable (14 lbs.)
 (under development)                        . Single button operation
                                            . Scan time of less than one
                                              minute
                                            . Bi-directional measurements
                                            . Integrated high resolution
                                              electronics (no external
                                              personal computer required)

 BIOCHEMICAL MARKERS
-------------------------------------------------------------------------------
                      . Urine sample        . Measurement of bone resorption
  SEREX STRIP TEST                            biochemical markers
 (under development)                        . Easy to use strip test
                                            . Real time results during patient
                                              visit
                                            . Over-the-counter version also
                                              under development
-------------------------------------------------------------------------------

  QDR X-RAY BONE DENSITOMETERS. Since the Company's first commercial shipment of a DXA system in October 1987, the Company has sold more than 2,000 DXA systems. The Company believes that its systems' performance advantages and their early adoption by leading clinical investigators have led to their market acceptance. The Company's DXA systems have been purchased for multiple-site studies sponsored by the pharmaceutical companies and by the United States government for evaluation of the incidence and treatment of osteoporosis. In addition, pharmaceutical companies have promoted the purchase of the systems for use by physicians to assist in the diagnosis and treatment of osteoporosis.

  Advantages of the Company's DXA systems include high precision (consistency from test to test), low patient radiation exposure equivalent to 1/10th of a conventional chest X-ray, a relatively fast scanning time, low operating cost, no radioactive source and the ability to measure bone density of the most important fracture sites, the spine and hip. Studies conducted by the Company and independent investigators have demonstrated that the systems can detect a change in spine bone density with a precision error of less than 1%.

  All the Company's DXA systems employ the Company's patented Automatic Internal Reference System, which continuously calibrates each patient's bone density measurement to a known standard. This system virtually eliminates errors that might result from manual calibration and saves operators the time-consuming task of calibrating several times a day. The system automatically compensates for drift in the X-ray system, detectors or other electronic components which ensures long-term measurement stability.

  Each of the Company's DXA systems contains an X-ray source mounted beneath the patient, who is positioned lying on her back. The X-ray source generates alternating high and low energy pulses in a thin beam that passes through the Company's patented Automatic Internal Reference System and then through the patient to an X-ray detector mounted above the patient. Controlled by a computer, the X-ray source and detector are moved in tandem across the patient. When the X-ray beam is detected, it contains information about the X-ray absorbing characteristics of both the patient and the calibration materials in the Automatic Internal Reference System at each of the two levels of radiation. The system converts this information into a digital format which is processed and analyzed by a computer and displayed on a high-resolution color monitor, both of which are incorporated into the system.

  The Company has invested substantial resources in developing operating and applications software for its systems. The software includes calibration software, automated scan and analysis programs for each scan site, a patient data base manager that archives all raw data for later retrieval and analysis and allows the operator to review the current image with an earlier image of the same patient.

  Initial DXA systems developed by the Company employed a single narrow pencil beam detected by one receptor. In 1991, the Company introduced the first bone densitometer employing a high density fan shaped X-ray beam that is detected by an array of receptors. This configuration enables the system to obtain better quality images with improved spatial resolution, significantly faster scanning time and higher patient throughput compared to single-beam systems. Moreover, for standard spine and hip scans, fan beam technology can reduce scan time by a factor of more than 25 compared to older single-beam scanning systems.

  The Company developed this fan beam technology to perform lateral (side-to-side) scans of the lower spine, in addition to the posterior-anterior (back-to-front) measurements performed by the Company's pencil beam systems. The earliest and most dramatic loss of bone density in the spine occurs primarily in the spine's soft (trabecular) bone, which is positioned directly behind the hard (cortical) bone when taking back-to-front measurements. This results in bone density measurements that average the density of the soft and hard bone and tends to mask changes in the soft bone. A lateral scan permits the imaging and measurement of the spine's soft bone with only limited interference from hard bone. In addition, a lateral scan reduces the interference caused by abnormal accumulation of bone and calcium deposits in and around the spine.

  Numerous scientific articles have established lateral bone densitometry, using supine patient positioning, as a highly precise and more diagnostically sensitive way to measure the spine than conventional posterior-anterior examinations. Lateral densitometry also eliminates scan artifacts such as aortic calcification or degenerative disease of the spinal processes that can distort conventional posterior-anterior measurements.

  In November 1994, the Company introduced the QDR 4500A ACCLAIM at the annual meeting of the Radiological Society of North America and in January 1995 obtained FDA clearance to sell the system in the United States. As of December 11, 1995, regulatory approval to sell the system in Japan was pending. See "Business--Regulation."

  The Company's QDR 4500 ACCLAIM series of bone densitometers offers rapid scanning and high resolution imaging using the latest available fan beam and high density, solid-state multi-detector array technology. In addition, the QDR 4500 ACCLAIM series is built in modular configurations that allow customers to add new features and capabilities, while protecting their investment in the equipment and patient data.

  An important feature of the QDR 4500A and QDR 4500SL is their ability to perform lateral (side-to-side) scans of the lower spine, without turning the patient on her side, in addition to the posterior-anterior (back-to-front) measurements. The QDR 4500A and QDR 4500SL ACCLAIM are capable of producing high quality images of the spine, lateral spine, hip and other skeletal sites. The ACCLAIM's scan arm allows for multiple scan views without patient repositioning. Using the QDR 4500A or the QDR 4500SL, high-quality lateral images of the entire spine can now be obtained in as little as ten seconds.

  The ACCLAIM systems are designed to require less floor space than any other bone densitometer capable of taking hip and spine measurements. The special tabletop design and motorized scanner C-arm allow the QDR 4500C and QDR 4500SL to be installed in a standard 8ft x 8ft examination room (the QDR 4500W and QDR 4500A require an 8ft x 10ft room). Installation requirements for any of the ACCLAIM bone densitometers are minimal and normally do not require special electrical, structural or lead-shielding preparation. In addition to their small size, the QDR 4500 series offers virtually silent operation.

  The ACCLAIM series has replaced the Company's QDR 1500, QDR 2000 and QDR 2000plus products. The Company has retained its QDR 1000plus system as a low-price offering. The QDR 1000plus employs the Company's older pencil beam technology. In the fourth quarter of fiscal 1995, the ACCLAIM series accounted for approximately 70% of DXA sales.

  ULTRASOUND. In December 1994, the Company acquired the ultrasound bone analyzer business of Walker Sonix. Walker Sonix had developed an ultrasound product line to assess bone mineral status of the heel. The location of the heel facilitates easy coupling of the ultrasound transducers at a site with a relatively low amount of overlying soft tissue. The heel is also made up of predominantly trabecular bone which tends to be more metabolically active. The Walker Sonix ultrasound devices measure two parameters, Broadbased Ultrasound Attention (BUA) and Speed of Sound (SOS) through a water medium to characterize bone mineral status. The use of water as a medium, which is a characteristic of other ultrasound bone analyzers, requires the patient to place her foot in water. The use of water requires cumbersome plumbing and cleaning mechanisms to be incorporated in the system.

  The Company is developing internally an enhanced dry ultrasound bone analyzer, called "Sahara" that will not require the use of water. The Company believes that this "dry" technology will offer further operator convenience by the elimination of the water handling required between each patient. The elimination of the use of water has also enabled the Company to reduce the size and weight of the device. In September 1995, the Company introduced a prototype of the Sahara at the American Society of Bone Mineral Research and plans to begin clinical trials of the Sahara in the United States and selected foreign countries, and to commence international sales of the system in fiscal 1996. Commercial introduction of the system in the United States is dependent upon FDA approval. The Company believes that this approval process may take as long as two to three years. There can be no assurance that the Company will be able to obtain FDA approval for the Sahara on a timely basis, if at all. See "Risk Factors--No Assurance that New Products Will Receive FDA or Foreign Regulatory Clearance," "--New Products and Technological Change" and "Business--Regulation."

  Recent studies have suggested that ultrasound provides good separation of fracture populations from reference groups and suggests that this method is a promising screening tool for evaluating a patient's fracture risk. However, ultrasound does not allow for direct assessment of important hip and spine fracture sites, has undocumented ability to follow the effects of therapy and has less precision (reproducibility of results) compared to DXA measurements. Accordingly, the Company believes that ultrasound systems will be used predominantly as a low cost initial screening or diagnostic tool and not as a patient monitoring tool.

  BIOCHEMICAL MARKERS. In September 1994, the Company entered into a joint development agreement with Serex to develop a simple strip test for use by physicians to monitor the levels of a patient's biochemical markers that indicate the rate of bone resorption. In December 1995, the Company and Serex expanded the scope of this development effort by entering into an agreement in principle with a major pharmaceutical company to develop an over-the-counter version of this strip test. Although biochemical markers cannot measure bone density, the Company believes that biochemical markers may be useful as a tool to determine if therapy is effective. This is accomplished by comparing the baseline level of the marker with the value obtained from a serial measurement performed only two or three months following the start of therapy. This same technique may be useful to evaluate patient compliance with a prescribed therapy.

  Traditionally, biochemical markers of bone were performed using high pressure liquid chromatography ("HPLC") methods conducted in a research laboratory. HPLC procedures are complex, labor intensive requiring a highly trained technician, relatively slow, subject to high variability and expensive. For these reasons, biochemical markers of bone using HPLC methods have not been used for routine clinical testing. Recently, several immunodiagnostic tests that are antibody-based have been developed as biochemical markers of bone remodeling. Immunodiagnostic tests may be performed in a variety of technical formats. The format that has been introduced by several companies is the microtitre plate system, which is used for many different types of in-vitro diagnostic tests and is normally performed in a reference laboratory.

  Serex has developed a proprietary and patented technology that enables complex immuno-chemistry assays to be performed in a strip test format that the Company believes is well-suited for testing directly in the physician's office or the home to provide a real-time assessment of bone resorption. In September 1994, the Company purchased a minority interest in Serex and entered into a development and license agreement with

Serex to develop a urine-based bone resorption test deliverable in a diagnostic strip test format. The Company believes that other applications for biochemical markers of bone as well as new markers are likely to be developed in the future, and under its agreement with Serex, the Company retains the first right to develop and license such tests. There can be no assurance that Serex will be able to develop effective strip tests, either for physician or over-the-counter use, on a timely basis, if at all, that once developed, any strip test will be approved or cleared for sale in the United States or other jurisdictions, or that once cleared or approved for sale any strip test will be commercially successful. See "Risk Factors--No Assurance that New Products Will Receive FDA or Foreign Regulatory Clearance," "--Competition; New Products and Technological Change--Reliance on Serex for the Development of Biochemical Marker Strip Test" and "Business--Regulation."

OTHER PRODUCTS; SCANORA

  In order to take advantage of its European sales force and associated distribution capability, in May 1993, the Company entered into distribution agreement with Soredex, S.A. ("Soredex"), a division of Orion Corporation of Helsinki, Finland, to distribute Scanora, a specialized system for taking X-ray images of the maxillo-facial anatomy (teeth, jaw and other facial structures).

  The Scanora system supports more than 1,000 different image modes, including pre-surgical planning of dental implants, reconstructive surgery and temporal mandibular joint repair. This system provides significantly improved images of the maxillo-facial anatomy compared to other techniques available in the market, such as panoramic X-rays or computed tomography. Dental implant procedures have experienced significant growth in Europe over the past five years.

  Under the agreement, the Company is the exclusive distributor of Scanora systems in Western Europe, the Middle East and Africa, excluding South Africa and Namibia. In addition, the Company has non-exclusive distribution rights in several Eastern European countries. The agreement with Soredex provides for the Company to purchase a minimum number of systems in each contract year. In the event that the Company does not achieve the minimum levels set forth under this agreement, Soredex has the option to terminate the distribution agreement. The Company has met its minimum purchase requirements in each year of the contract. The agreement expires in May 1996, subject to the rights of each party to pursue an extension under conditions to be agreed upon at such time. There can be no assurance that the Company and Soredex will agree to an extension of the distribution agreement on favorable terms, if at all.

CUSTOMERS

  The Company's DXA customers include many pharmaceutical companies active in the field of bone mineral metabolism, such as Ciba-Geigy, Eli Lilly, Merck, Pfizer, Proctor & Gamble, Rhone-Poulenc/Rorer, Sandoz, Sanofi Research and SmithKline. The Company believes that because of their technological features, its DXA systems have been and continue to be the most widely used bone densitometers for clinical studies involving the emerging drug therapies for osteoporosis. The Company has a group of eight employees who provide data collection and quality assurance services to such customers. Initial clinical evaluation sites for the Company's DXA systems included leading medical and research institutions, such as the Mayo Clinic, the Massachusetts General Hospital and the University of California at San Francisco in the United States; the University of Lyon and Guy's Hospital in Europe; and Kobe University in Japan. These institutions, along with many other leading medical institutions, continue to be users of the Company's DXA systems.

  The clinical demand for the Company's DXA bone densitometers is growing as a result of the increased worldwide focus on women's health problems and the availability of new osteoporosis therapies entering the market. More than 50% of the Company's new sales of DXA systems have shifted to the clinical segment of the market which includes radiologists, endocrinologists and rheumatologists. The Company expects a further shift in the market for bone densitometers to primary care physicians, including gynecologists and family physicians, in response to the development of new drug therapies for osteoporosis and the growing awareness of osteoporosis as a treatable disease.

  In fiscal 1995, the Company's sales to its Japanese distributor, Toyo Medic, accounted for 20% of product sales. The loss of Toyo Medic as a customer of the Company or an adverse change in the relationship between the Company and Toyo Medic could have a material adverse affect on the Company's business. See "Risk Factors--Reliance on Third Party Distributors; Significant Customer."

MARKETING AND SALES

  In the United States, the Company sells its DXA systems primarily through its direct sales force. As of November 30, 1995, the Company had 11 employees engaged in sales in the United States. In order to penetrate this market more effectively, the Company has expanded its direct marketing activities, including additions to its sales force, and has implemented various leasing programs, including a program with a third party leasing company to make its QDR 4500C ACCLAIM system available to physicians on a fee-per-scan basis. The Company believes that the continued development of its distribution network in the United States will be as important to its continuing success as its product offerings. To meet the growing demand for its products, the Company plans to enhance further its distribution capabilities in the United States through a combination of an expansion of its sales force and strategic alliances with companies with established distribution channels in the various market segments for the Company's products.

  The Company sells its DXA and Scanora systems in international markets through independent distributors, as well as a direct sales force in France, the Benelux countries, Spain and Portugal. As of November 30, 1995, the Company had six employees engaged in sales in Europe.

  The Company distributes its products in Japan through Toyo Medic, which has been the Company's exclusive distributor in Japan since April 1988. The agreement requires Toyo Medic to purchase certain minimum quantities and to provide technical and warranty support to its customers.

  In certain other territories outside the United States, the Company sells its DXA systems through independent distributors, all of whom offer technical support. Employees of these distributors and sales representatives have undergone product and technical training related to the Company's products. The Company has increased its efforts to expand its market penetration into Latin America, including Argentina, Brazil and Chile, and into Pacific Rim countries other than Japan, including Australia, the Peoples Republic of China, South Korea and Taiwan, by working with local sales representatives and distributors or entering into strategic marketing alliances in those territories. The Company believes that with time, Eastern Europe may present a significant opportunity for growth and also is seeking to expand its presence in the area.

  In fiscal 1995, foreign sales accounted for approximately 75% of the Company's product sales. The Company believes that the relatively high level of foreign sales reflects, in part, a more advanced regulatory status for drug therapies for osteoporosis in certain foreign countries than in the United States. Additionally, the large percentage of foreign sales in Japan in fiscal 1994 reflect a government initiative in Japan to provide wide-spread screening for women's health problems such as osteoporosis and the Company's efforts to develop new foreign markets. The Company's foreign sales are subject to risks generally associated with foreign sales, including United States and foreign regulatory approval requirements and policy changes. The relative strength of the United States dollar in relation to foreign currencies may also adversely affect the Company's sales to foreign countries. The Company also believes that its sales to Europe may be seasonal, with reduced orders in the summer months reflecting summer vacation schedules. International sales will also be affected by government approval of new drug therapies, changes in local health care policies regarding reimbursement and the strength of promotional efforts by its distributors. See "Risk Factors--Reliance on Foreign Sales," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 11 of Notes to Consolidated Financial Statements.

COMPETITION

  The bone assessment market is highly competitive and characterized by continual change and improvement in technology, and multiple technologies that have been or are under development. Some of the companies in this industry have significantly greater manufacturing, marketing and financial resources than the Company. See "Risk Factors--Competition; New Products and Technological Change" and "Business--Background."

  Four companies, Lunar, Norland Medical Systems, Aloka and Hitachi have developed DXA systems to measure bone density which compete with the Company's systems. The Company believes that competition in the field of DXA bone densitometry is based upon their price, precision, speed of measurement, patient radiation dose, cost and ease of operation, product versatility, product reliability and quality of service. The Company believes that it competes effectively with respect to these criteria. The Company believes that its DXA systems will also compete with other X-ray based modalities, including a radiographic absorptiometry product developed by CompuMed which has been licensed to Merck. The Company's DXA systems also compete with specially-equipped CT scanners and may compete with used and refurbished DXA systems. See "Business--Background" for a discussion of the technical advantages and disadvantages of these other systems.

  Several companies, including Igea, McCue Ultrasonics, Lunar, Myriad Ultrasound, Osteometer and Osteo-Sciences have developed ultrasound systems to assess bone mineral status. Some of these companies have had substantially more experience than the Company in developing and marketing their systems. The Company believes that competition in the field of ultrasound systems is based on price, precision, speed of measurement, cost and ease of operation, product versatility, product reliability and quality of service. The Company believes that advantages of its Sahara ultrasound bone analyzer system under development will include the system's dry operation, simple single-button operation, and a compact and self-contained design that does not require the use of a separate computer. No ultrasound bone analyzer has been approved for commercial sale in the United States. The timing of FDA clearance or approval for ultrasound bone analyzers in the United States, developed by the Company and others, could have a significant impact on their respective market shares. The Company believes that ultrasound systems will compete with DXA systems in the diagnostic market for initial screening of patients. However, the Company believes that because ultrasound systems can only measure peripheral skeletal sites and do not have the precision of DXA systems, DXA systems will continue to be the predominant means of monitoring bone density for patients being treated for or at high risk of osteoporosis.

  Three companies have obtained FDA clearance to market biochemical marker tests that evaluate bone turnover in a microtitre format. Ostex International and Metra Biosystems have been cleared to market biochemical markers that assess bone resorption. Hybritech and Metra Biosystems have been cleared to market biochemical markers that assess bone formation. One or more of these companies may develop point-of-care, over-the-counter or other biochemical marker tests that would compete with the biochemical marker strip tests being developed by the Company and Serex. Competition in this market will be based upon price, product reliability, diagnostic sensitivity, precision and ease of use. There can be no assurance that the Company and Serex will be able to compete effectively in this market. See "Risk Factors--Competition; New Products and Technological Change" and "--Reliance on Serex for the Development of Biochemical Marker Strip Test."

MANUFACTURING

  The Company's manufacturing operations for its DXA and ultrasound systems consist primarily of assembly, test, burn-in and quality control. The Company purchases a major portion of the parts and peripheral components for its products, and manufactures certain subsystems, such as the high-voltage X-ray power supply, from raw materials. Parts and materials are readily available from several supply sources.

  The Company is required to purchase all of its requirements for Scanora from Soredex. Failure of Soredex to manufacture those systems on time and in accordance with specifications would have an adverse impact on the Company's sales of those systems.

BACKLOG

  Backlog for the Company's systems as of November 30, 1995 and 1994 totaled approximately $4.6 million and $4.9 million, respectively. Backlog consists of purchase orders for which a delivery schedule within the next twelve months has been specified by the customer. Orders included in backlog may be canceled or rescheduled by customers without significant penalty. Backlog as of any particular date should not be relied upon as indicative of the Company's net revenues for any future period.

RESEARCH AND DEVELOPMENT

  The Company's research and development efforts are focused on enhancing its existing products and developing new products for the bone assessment market. The Company's research and development personnel also are involved in establishing protocols, monitoring and interpreting and submitting test data to the FDA and other regulatory agencies to obtain the requisite clearances and approvals for its products. At November 30, 1995, the Company had 32 persons engaged in research and development, of whom 23 persons were engaged in the enhancement of the DXA product line and nine persons were engaged in the development and enhancement of the Company's ultrasound systems. Of these persons, ten persons were engaged in software development. The research and development group was responsible for the introduction of the Company's fourth generation QDR ACCLAIM series of DXA bone densitometers during 1995 and the ongoing development of the Company's Sahara bone analyzer. During fiscal 1995, 1994 and 1993, the Company's research and product development expenses were approximately $4.3 million, $3.4 million and $3.2 million, respectively.

PATENTS AND PROPRIETARY RIGHTS

  The Company relies upon trade secrets and patents to protect its technology. Due to the rapid technological change that characterizes the medical instrumentation industry, the Company believes that the improvement of existing products, reliance upon trade secrets and unpatented proprietary know-how and the development of new products are generally as important as patent protection in establishing and maintaining a competitive advantage. Nevertheless, the Company has obtained patents and will continue to make efforts to obtain patents, when available, in connection with its product development program. The Company has obtained ten patents, licensed five patents and has pending 17 patent applications in the United States relating to its DXA technology, and has obtained three patents, licensed four patents and has pending two patent applications in the United States relating to its ultrasound technology. The Company has obtained or applied for corresponding patents and patent applications for certain of these patents and patent applications in certain foreign countries. There can be no assurance that any of the Company's patent applications will be granted or that any patent or patent application will provide significant protection for the Company's products and technology. Moreover, there can be no assurance that foreign intellectual property laws will protect the Company's intellectual property rights. In the absence of significant patent protection, the Company may be vulnerable to competitors who attempt to copy the Company's products, processes or technology. See "Risk Factors--Uncertainty of Patent and Proprietary Rights Protection."

  In June 1989, the Company granted an exclusive worldwide license of certain of its DXA technology to Vivid Technologies, Inc. for the sole purpose of developing a baggage inspection and security system. See "Management--Vivid Technologies, Inc."

  Until recently, the Company had been involved in extensive patent litigation with Lunar, with each party claiming that the other was infringing certain patents held by the other. This litigation was settled by agreement dated November 22, 1995. The agreement provides for certain royalties to be paid by each party to the other for future sales of products using certain defined technologies. The Company does not believe that amounts to be paid by either party under this arrangement will be material. The agreement also provides that neither party will engage the other party in patent litigation for a period of ten years following the date of the agreement, regardless of the infringement claimed and regardless of whether the technology in question currently exists or is developed or acquired by the other party in the future. Neither party is required to disclose to the other any of its technology during this ten year period or otherwise. However, there can be no assurance that Lunar will not use the Company's technology in a manner that would materially and adversely affect the Company's business and results of operations. See "Risk Factors--Uncertainty of Patent and Proprietary Rights Protection."

THIRD PARTY REIMBURSEMENT

  In the United States, the Health Care Finance Administration, which establishes guidelines for the reimbursement of health care providers treating Medicare and Medicaid patients, provided validation for DXA bone densitometry examinations as a clinically useful procedure by recommending the reimbursement for DXA bone evaluations at an initial rate of $68 per scan effective April 1994, which was increased to $124 effective January 1995. The actual reimbursement amounts provided for DXA examinations is determined by the individual state Medicare carriers. As of December 1995, several of the more populous states, including California, Connecticut, New York, New Jersey and Pennsylvania, had no or only partial reimbursement of DXA examinations. In part as a result of HCFA's recommendations, bone density examinations are paid for by many private third party insurers in the United States.

  In several European countries, Japan and other international markets, there has generally been an earlier adoption of reimbursement for bone densitometry exams. Countries in which reimbursement for the use of X-ray bone densitometers has been approved include Belgium, Brazil, Canada, Germany, Greece, Japan, South Korea, Spain and Switzerland. See "Risk Factors-- Uncertainty of Health Care Reform" and "--Third Party Reimbursement for Bone Density Examinations."

REGULATION


  The medical devices manufactured and marketed by the Company are subject to regulation by the FDA and, in many instances, by foreign governments. Under the Federal Food, Drug and Cosmetic Act (the "FDA Act"), manufacturers of medical devices must comply with certain regulations governing the testing, manufacturing, packaging and marketing of medical devices. The Company's products are also subject to the Radiation Control for Health and Safety Act, administered by the FDA, which imposes performance standards and record keeping, reporting, product testing and product labeling requirements for devices using radiation, such as X-rays.

  The FDA generally must approve the commercial sale of new medical devices. Commercial sales of the Company's medical devices within the United States must be preceded by either a premarket notification filing pursuant to Section 510(k) of the FDA Act or the granting of a premarket approval. The 510(k) notification filing must contain information that establishes that the device is substantially equivalent to an existing device that has been continuously marketed since May 28, 1976. The Company received FDA market clearance under 510(k) for its DXA bone densitometers and expects to be eligible to seek 510(k) clearance for its biochemical marker strip test for use by physicians, once developed.

  The premarket approval procedure involves a more complex and lengthy testing and review process by the FDA than the 510(k) premarket notification procedure and often requires at least several years to obtain. The Company must first obtain an investigational device exemption ("IDE") for the product to conduct extensive clinical testing of the device to obtain the necessary clinical data for submission to the FDA. The FDA will thereafter only grant premarket approval if, after evaluating this clinical data, it finds that the safety and efficacy of the product has been sufficiently demonstrated. This approval may restrict the number of devices distributed or require additional patient follow-up for an indefinite period of time. The Company believes that the approval to market its ultrasound products and its over-the-counter biochemical marker strip test, once developed, in the United States may be subject to this more stringent FDA review process.

  The Company's systems are also subject to approval by certain foreign regulatory and safety agencies. The Company is awaiting regulatory approval of the Company's QDR 4500 ACCLAIM systems in Japan and certain other foreign countries, and has obtained the requisite regulatory approvals for the systems in certain other countries.

  No assurance can be given that the FDA or foreign regulatory agencies will give the requisite approvals or clearances for any of the Company's medical devices under development on a timely basis, if at all. Moreover, after clearance is given, these agencies can later withdraw the clearance or require the Company to change the device or its manufacturing process or labeling, to supply additional proof of its safety and effectiveness, or to recall, repair, replace or refund the cost of the medical device, if it is shown to be hazardous or defective. The process of obtaining clearance to market products is costly and time-consuming and can delay the marketing and sale of the Company's products.

  As a manufacturer of medical devices, the Company is subject to certain other FDA regulations and the Company's manufacturing processes and facilities are subject to continuing review by the FDA. Most states and certain other foreign countries monitor and require licensing of X-ray devices. Federal, state and foreign regulations regarding the manufacture and sale of medical devices are subject to future change. The Company cannot predict what impact, if any, such changes might have on its business.

EMPLOYEES

  As of November 30, 1995, the Company had 191 full-time employees, including 53 in manufacturing operations, 32 in research and development, 71 in marketing, sales and support services, 27 in finance and administration and eight in medical data management. None of the Company's employees are represented by a union. The Company considers its employee relations to be good.

PROPERTIES

  The Company leases a 83,500 square foot building located in Waltham, Massachusetts. The initial term of the lease expires in June 1996, with the Company having an option to extend the lease for an additional four years. The Company has subleased approximately 26,500 square feet of this space to Vivid, an affiliate of Mr. Ellenbogen and Dr. Stein. During fiscal 1995, Vivid paid the Company approximately $320,000 for this space. The Company and Vivid have agreed that Vivid will vacate this space by the end of the second quarter of fiscal 1996, which the Company will then occupy. The Company also leases an additional 3,100 square feet of nearby office space under a tenancy at will. The Company believes that its facilities will be adequate for its needs for the foreseeable future. The Company also maintains sales and service offices in France, Belgium and Spain. The Company believes that it has adequate space for its anticipated needs and that suitable additional space will be available at commercially reasonable prices as needed. See "Management--Vivid Technologies, Inc."

LEGAL PROCEEDINGS

  Except as set forth below, the Company is not a party to any material legal proceedings.

  On November 22, 1995, the Company and Lunar entered into a settlement agreement relating to litigation involving allegations of each party against the other of patent infringement. See "Business--Patents and Proprietary Rights."

  On January 24, 1995, B.V. Optische Industrie de Oude Delft and two subsidiaries ("Oldelft") filed suit in the United States District Court for the Southern District of New York against the Company and the University of Rochester seeking unspecified treble damages, attorneys' fees and costs relating to a prior patent dispute between the Company and Oldelft relating to equalization radiography, including costs related to actions before the United States Patent and Trademark Office and certain litigation instituted by the Company against Oldelft in 1991. Oldelft also requests the court to declare invalid the United States patent for equalization radiography technology formerly owned by the Company. Oldelft alleges that the Company and the University of Rochester conspired to obtain fraudulently equalization radiography patents and to pursue litigation against Oldelft in violation of Title IX of the Organized Crime Control Act of 1970 ("RICO") and the United States antitrust laws. In November 1992, the Company agreed to transfer to Konica Corporation its rights to the patents and know-how incorporated in the Company's equalization radiography product that was then under development. As a result of this transfer, the Company has no products that are planned or under development using this technology. The Company believes that it has meritorious defenses and has sought a dismissal of Oldelft's claims. There can be no assurance that the Company will prevail in having these claims dismissed, and if not dismissed, that the Company will prevail in the defense of these claims. Even if such defense is successful, the cost of litigation can be expensive and time consuming and materially adversely affect the Company's results of operations.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company are as follows:

NAME                                 AGE                POSITION
----                                 ---                --------
S. David Ellenbogen.................  57 Chairman of the Board and
                                          Chief Executive Officer
Steve L. Nakashige..................  46 President and Chief Operating Officer
Jay A. Stein........................  53 Senior Vice President, Technical
                                          Director and Director
Jean Chaintreuil....................  40 Vice President of European Operations
Mark A. Duerst......................  39 Vice President of Sales & Marketing
Glenn P. Muir.......................  36 Vice President of Finance and Treasurer
Theodore H. Vrountas................  61 Vice President of Operations
Joel B. Weinstein...................  45 Vice President of New Business
                                          Development
Irwin Jacobs(1)(2)..................  58 Director
William A. Peck(1)..................  62 Director
Gerald Segel(1)(2)..................  74 Director

--------
(1) Member of the Compensation Committee
(2) Member of the Audit Committee

  S. David Ellenbogen, a co-founder of the Company, has served as its Chief Executive Officer and a director since its organization in October 1985, as its Chairman of the Board of Directors since May 1994, as its President from October 1985 until May 1994 and as its Treasurer from October 1985 until February 1992. Prior to founding the Company, Mr. Ellenbogen served as President, Treasurer and a director of Diagnostic Technology, Inc. ("DTI"), which he co-founded with Dr. Stein in 1981. DTI, which developed an X-ray product for digital angiography, was acquired in 1982 by Advanced Technology Laboratories, Inc. ("ATL"), a wholly-owned subsidiary of Squibb Corporation. Mr. Ellenbogen was involved in the management of the digital angiography group of ATL from 1982 to 1985. Since July 1989, Mr. Ellenbogen has also been the President, Treasurer and a director of Vivid and has been devoting approximately sixteen hours per week to Vivid pursuant to a management agreement between the Company and Vivid. See "Management--Vivid Technologies, Inc."

  Steve L. Nakashige has served as President and Chief Operating Officer of the Company since May 1994. From 1988 to 1994, Mr. Nakashige was with General Electric Medical Systems where he held the position of Senior Manager, Ultrasound Business, from 1990 to 1994, and Manager, Ultrasound Marketing Operations, from 1988 to 1990. From 1986 to 1988, Mr. Nakashige was Vice President of Operations of Biosound Inc., a medical equipment manufacturer.

  Jay A. Stein, a co-founder of the Company, has served as its Senior Vice President, Technical Director and a director since its organization. Dr. Stein co-founded DTI with Mr. Ellenbogen in 1981, served as Vice President and Technical Director of DTI and was Technical Director of the digital angiography group of its successor, ATL, from 1982 to 1985. Dr. Stein received a Ph.D. in Physics from The Massachusetts Institute of Technology. He is the principal author of fifteen patents involving X-ray technology. Since July 1989, Dr. Stein has also been the Senior Vice President, Technical Director and a director of Vivid and has been devoting approximately eight hours per week to Vivid pursuant to a management agreement between the Company and Vivid. See "Management--Vivid Technologies, Inc."

  Jean Chaintreuil has served as Vice President of European Operations of the Company since February 1993. Mr. Chaintreuil has held the position of President, Hologic Europe since joining the Company in October 1991. From 1986 to 1991, Mr. Chaintreuil held a variety of positions with General Electric/C.G.R., including International Marketing Manager for mammography and stand-alone products and Regional Sales and Service Manager for the Paris and west France territory.

  Mark A. Duerst has served as Vice President of Sales & Marketing since September 1994. Prior to that, Mr. Duerst held the position of Director of North American Sales since 1990 and the position of Central Regional Sales Manager since joining the Company in 1989. From 1988 to 1989, Mr. Duerst was an independent marketing and sales consultant, and from 1983 to 1987 he was Director of Sales & Marketing of Lunar Corporation.

  Glenn P. Muir, a Certified Public Accountant, has served as Vice President of Finance and Treasurer of the Company since February 1992. Prior to that, Mr. Muir held the position of Controller since joining the Company in October 1988. From 1986 to 1988, Mr. Muir was Vice President of Finance and Administration and Chief Financial Officer of Metallon Engineered Materials Corp., a manufacturer of composite materials. Mr. Muir received an MBA from the Harvard Graduate School of Business Administration in 1986.

  Theodore H. Vrountas has served as Vice President of Operations since March 1994 and as an executive officer of the Company since December 1994. Prior to joining the Company, Mr. Vrountas was employed with GTE Government Systems for twenty-five years. His most recent position with GTE was Director of Operations for the Communications Systems Division from 1987 to 1993.

  Joel B. Weinstein has served as Vice President of New Business Development since August 1993. Prior to that, Mr. Weinstein held the position of Vice President of Marketing since joining the Company in 1987. From 1980 to 1987, Mr. Weinstein held a variety of positions with Advanced Technology Laboratories, Inc., including Marketing Director from 1982 to 1984 and Vice President, Business Development from 1984 to 1987.

  Irwin Jacobs has been a director of the Company since January 1990. Mr. Jacobs has been the President of Datives, Inc., a company which manufactures and distributes software products, since January 1992. Since December 1990, Mr. Jacobs has also been the Chairman of the Board of Personal Protection Consultants, Inc., a company which provides specialized training to hospitals and law enforcement agencies. From May 1990 to December 1990, Mr. Jacobs was a Vice President of Ask Computers, Inc., a computer system developer. From 1987 to May 1990, Mr. Jacobs was the President and Chairman of the Board of Directors of Perception Technology Corp., a manufacturer of voice response systems.

  William A. Peck has been a director of the Company since January 1990. In 1989, Dr. Peck became the Vice Chancellor for Medical Affairs at Washington University (Executive Vice Chancellor since 1993) and Dean of the Washington University School of Medicine in St. Louis, Missouri. From 1976 until his appointment as Vice Chancellor, Dr. Peck was a Professor of Medicine and the Co-Chairman of the Department of Medicine at Washington University, and the Physician-in-Chief at the Jewish Hospital of St. Louis. Dr. Peck is a member of the Board of Trustees of the National Osteoporosis Foundation and served as its President from 1985 to 1990. Dr. Peck also serves as a director of Allied Healthcare Products, Inc., Reinsurance Group of America, Inc. and Boatman's Trust Company.

  Gerald Segel has been a director of the Company since March 1990. Mr. Segel, currently retired, was Chairman of the Board of Tucker Anthony Incorporated from January 1987 to May 1990. From 1983 through January 1987 he served as President of Tucker Anthony Incorporated. Mr. Segel also serves as a director of Litchfield Financial, Inc.

VIVID TECHNOLOGIES, INC.

  In June 1989, the Company granted an exclusive worldwide license of certain of its QDR technology to Vivid Technologies, Inc. for the sole purpose of developing a baggage inspection and security system. Mr. Ellenbogen and Dr. Stein are directors of Vivid and hold similar offices in Vivid as they do in the Company. Mr. Ellenbogen and Dr. Stein collectively own approximately 23% of the outstanding voting stock of Vivid.

  In return for its license of the QDR technology, Vivid is required to pay the Company royalties of 5% of the first $50 million of net sales of products using the Company's technology, and 3% of net sales in excess of $50 million, up to a maximum of $200 million of net sales. The maximum aggregate royalties payable by Vivid to the Company under this arrangement are $7 million. In fiscal 1995, Vivid paid the Company royalties of approximately $719,000 under the License Agreement.

  Under a management agreement, the Company has agreed to provide Vivid with management, engineering and administrative support, and space at the Company's facilities. The Company and Vivid have agreed that Vivid will vacate this space by the end of the second quarter of fiscal 1996. The support services provided by the Company under this arrangement include the part-time management services of Mr. Ellenbogen and Dr. Stein and other managerial personnel, and secretarial, telephone and similar services. Vivid is required to pay the Company its proportionate share of the Company's overhead, including rent and the salary of the Company's employees rendering services to Vivid. Under this arrangement, no compensation is paid by Vivid to any of the Company's employees. The management agreement may be terminated by either party on six months written notice. For the fiscal year ended September 30, 1995, Vivid was charged approximately $740,000 by the Company for services rendered under the agreement, manufactured sub-assemblies, spare parts and space at the Company's facilities. In December 1995, Vivid paid the Company a $40,000 bonus for the management services provided in fiscal 1995. The Company estimates that Mr. Ellenbogen and Dr. Stein have been spending approximately 16 and eight hours per week, respectively, on matters involving Vivid.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information as of December 11, 1995 with respect to the beneficial ownership of the Company's Common Stock by (i) each person who owns beneficially more than 5% of the outstanding shares of Common Stock, and (ii) the stockholders of the Company who have granted an over-allotment option to the Underwriters (the "Selling Stockholders"). This information is based upon information received from or on behalf of the named individuals. All the Selling Stockholders are either executive officers or directors of the Company. See "Management."

                               SHARES       SHARES BENEFICIALLY OWNED                 SHARES BENEFICIALLY OWNED
                         BENEFICIALLY OWNED     AFTER OFFERING IF                         AFTER OFFERING IF
                              PRIOR TO      OVER-ALLOTMENT OPTION NOT                   OVER-ALLOTMENT OPTION
                            OFFERING(1)             EXERCISED              NUMBER OF         EXERCISED(1)
                         ------------------ -----------------------------    SHARES   -----------------------------
   NAME OF BENEFICIAL                                                        BEING
         OWNER*          NUMBER  PERCENTAGE   NUMBER         PERCENTAGE    OFFERED(1)   NUMBER         PERCENTAGE
   ------------------    ------- ---------- -------------- --------------  ---------- -------------- --------------
S. David Ellenbogen(2).. 313,130    7.4%           313,130        5.8%       60,000          253,130        4.6%
Jay A. Stein(3)......... 274,190    6.5            274,190        5.1        60,000          214,190        3.9
Steve L. Nakashige(4)...  52,960    1.3             52,960         *          5,000           47,960         *
Irwin Jacobs(4).........  11,000     *              11,000         *          3,000            8,000         *
William A. Peck(4)......   3,000     *               3,000         *          1,000            2,000         *
Gerald Segel(4).........  11,000     *              11,000         *          5,000            6,000         *

--------
*Less than one percent.
(1) Unless otherwise noted, each person identified possesses sole voting and investment power with respect to the shares listed.
(2) Includes (i) 27,150 shares held by, or in trust for, Mr. Ellenbogen's children and grandchildren and (ii) 7,190 shares held by Mr. Ellenbogen as trustee, all of which shares Mr. Ellenbogen disclaims beneficial ownership. Also includes options to purchase 28,440 shares of Common Stock which are exercisable within 60 days after the date of this Prospectus. Certain of these options are subject to stockholder approval.
(3) Includes (i) 7,190 shares held by, or in trust for, Dr. Stein's children and (ii) 18,250 shares held by Dr. Stein as trustee or custodian, all of which shares Dr. Stein disclaims beneficial ownership. Also includes options to purchase 28,440 shares of Common Stock which are exercisable within 60 days after the date of this Prospectus. Certain of these options are subject to stockholder approval.
(4) Includes the following shares subject to options exercisable within 60 days after the date of this Prospectus: Mr. Nakashige -- 52,960; Mr. Jacobs -- 11,000; Dr. Peck -- 3,000; and Mr. Segel -- 11,000. Certain of these options are subject to stockholder approval.

                         DESCRIPTION OF CAPITAL STOCK

  The Company's authorized capital stock consists of 10,000,000 shares of Common Stock, $.01 par value, and 1,622,685 shares of Preferred Stock, $.01 par value. The Board of Directors of the Company has approved an increase in the number of authorized shares of Common Stock to 30,000,000 shares, subject to stockholder approval at the Company's Annual Meeting of Stockholders to be held on February 27, 1996.

COMMON STOCK

  The holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders and are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors from funds legally available therefor. Upon liquidation or dissolution of the Company, the holders of Common Stock are entitled to receive all assets available for distribution to the stockholders, subject to any preferential or other rights of the holders of Preferred Stock. The Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of Common Stock do not have cumulative voting rights in the election of directors. All of the shares of Common Stock are, and the shares to be sold in this offering will be, fully paid and nonassessable.

  As of December 11, 1995, there were 4,179,635 shares of Common Stock outstanding, held of record by approximately 223 stockholders. The Board of Directors of the Company has declared a two-for-one stock split in the form of a stock dividend to be paid in March 1996, subject to stockholder approval of the proposed increase in the number of authorized shares of Common Stock at the Company's upcoming Annual Meeting of Stockholders. The Board of Directors reserves the right to revoke or alter the terms of the stock split.

PREFERRED STOCK

  The Company is authorized to issue up to 1,622,685 shares of Preferred Stock, none of which are outstanding. The Board of Directors may, without future action of the stockholders of the Company, issue the Preferred Stock in one or more classes or series and fix the rights and preferences thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices. liquidation preferences and the number of shares constituting any class or series, or the designations of such class or series.

  The voting and other rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future. Issuances of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to reissue any shares of Preferred Stock.

CERTAIN PROVISIONS AFFECTING STOCKHOLDERS

  In addition to the Preferred Stock, the Certificate of Incorporation includes several additional provisions which may render more difficult an unfriendly tender offer, proxy contest, merger or other change in control of the Company. These provisions may discourage bids for the Company and therefore may limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock.

  The Certificate of Incorporation contains a so-called "anti-greenmail" provision. The provision is intended to discourage speculators who accumulate beneficial ownership of a significant block of stock and then, under the threat of making a tender offer or proxy contest or instigating some other corporate disruption, succeed in extracting from the corporation a premium price to repurchase the shares acquired by the speculator. This tactic has become known as greenmail. The anti-greenmail provision prohibits the Company from purchasing any shares of Common Stock from a Related Person at a per share price in excess of the fair market value at the time of such purchase, unless the purchase is approved by two-thirds of the holders of the outstanding shares of Common Stock, excluding any votes cast by the Related Person. The term Related Person is defined in general to mean any person, other than a founder of the Company (Mr. Ellenbogen and Dr. Stein), who acquires more than 5% of the Company's voting stock. Stockholder approval is not required for such purchases when the offer is made available on the same terms to all holders of shares of Common Stock or when the purchases are effected on the open market.

  The Certificate of Incorporation also contains a provision that will require the affirmative vote of the holders of 80% of the outstanding Common Stock to approve amendments to the Certificate of Incorporation or to approve extraordinary transactions that are required to be approved by stockholders under the Delaware General Corporation Law, including mergers, sales of substantially all of the Company's assets and dissolution, which actions are not approved by a majority of the Continuing Directors (as defined below) of the Company. The Certificate of Incorporation provides that the affirmative vote of the holders of only a majority of the outstanding Common Stock is required to approve such matters if they have been approved by the Continuing Directors. The term Continuing Director is defined to mean (i) any member of the Board of Directors who is unaffiliated with a Related Person and was a member of the Board of Directors prior to the time any person became a Related Person and (ii) any successor to such a Continuing Director who is not affiliated with any Related Person and is recommended to succeed a Continuing Director by a majority of the Continuing Directors then on the Board of Directors. A majority of the Continuing Directors can designate a new director to be a Continuing Director, even though such person is affiliated with a Related Person.

  The Continuing Directors are currently closely affiliated with management and are anticipated to continue to be so into the foreseeable future. Accordingly, the effect of the provision of the Company's Certificate of Incorporation described in the preceding paragraph would be to make it unlikely that any transaction requiring a stockholder vote would receive the requisite approval unless supported by management. The 80% voting requirement would apply to recapitalizations, management-led buy-outs and other management-led transactions requiring the vote of stockholders under the Delaware General Corporation Law, if such transactions were not approved by the Continuing Directors. However, because of the likelihood of the close association of the Continuing Directors to management, it would be more likely that such transactions would obtain the approval of the Continuing Directors and require only majority stockholder approval.

  Another provision included in the Certificate of Incorporation requires the Board of Directors to consider social, economic and other factors in evaluating whether certain types of corporate transactions proposed by another party are in the best interests of the Company and its stockholders. These transactions include (i) the purchase or acquisition through exchange or otherwise of any of the Company's outstanding equity securities, (ii) the merger or consolidation of the Company with another corporation and (iii) the purchase or other acquisition of all or substantially all of the Company's properties and assets.

  Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in a wide range of specified transactions with any interested stockholder, defined to include, among others, any person or entity who in the last three years obtained 15% or more of any class or series of stock entitled to vote in the election of directors, unless, among other exceptions, the transaction is approved by (i) the Board of Directors prior to the date the interested stockholder obtained such status or (ii) the holders of two-thirds of the outstanding shares of each class or series of stock entitled to vote generally in the election of directors, not including those shares owned by the interested stockholder. By virtue of the Company's decision not to elect out of the statute's provisions, the statute applies to the Company.

RIGHTS DISTRIBUTION

  In 1992, the Board of Directors declared a dividend distribution of one right (a "Right") for each outstanding share of Common Stock held of record on December 22, 1992 or issued thereafter prior to the "Separation Time," as defined below. After December 22, 1992 and for so long as the Rights are not transferable separately from the Common Stock, one Right is deemed to be delivered with each share of Common Stock issued or transferred by the Company.

  The "Separation Time" is the close of business on the earlier of (i) the tenth business day (or such earlier or later date not beyond the thirtieth day as the Board of Directors may decide) (a "Flip-in Date"), after the announcement that a person has acquired 15% or more of the outstanding Common Stock of the Company (or that a person already owning 15% has acquired any more Common Stock) (an "Acquiring Person") or (ii) the tenth business day (or such later date as the Board of Directors may decide) after any person commences a tender or exchange offer to acquire beneficial ownership of 15% or more of the outstanding shares of Common Stock. Until the Separation Time, the Rights will be evidenced solely by the Common Stock certificates and may be transferred only with the Common Stock.

  After the Separation Time, the Rights become exercisable and may be transferred independently of shares of Common Stock, and separate certificate evidencing the Rights will be mailed to stockholders. The Rights will expire on the earlier of (i) December 22, 2002, or (ii) the date on which the Rights are redeemed.

  Commencing after the Flip-in Date has occurred, the holders of Rights, except the Acquiring Person, are entitled to purchase that number of shares of the Company's Common Stock having a market value equal to twice the exercise price of $30 per share (the "Exercise Price"). However, in lieu of the rights to purchase shares of the Company's Common Stock at an effective 50% discount, the Board of Directors of the Company may elect to issue one share of Common Stock for each Right held by each holder other than the Acquiring Person.

  After an Acquiring Person has become such, and prior to the expiration of the Rights, the Company may not (i) consolidate or merge with any other person, (ii) sell or otherwise transfer to any other person more than 50% of the Company's assets, or assets generating more than 50% of the Company's operating income or cash flow, (iii) engage in certain self-dealing transactions with Acquiring Persons, or (iv) permit certain events to occur when there is an Acquiring Person, if at the time of such merger, sale or self-dealing transaction the Acquiring Person controls the board of directors and, in the case of merger, will receive different treatment than other stockholders, unless in any such case provision is made so that each holder of a Right will thereafter have the right to receive, at the then current Exercise Price, a number of shares of common stock of the Acquiring Person engaging in the transaction having a market value equal to two times the Exercise Price of the Right.

  The Rights may be terminated by the Company at any time prior to the close of business on a Flip-in Date.

  The provisions in the Restated Certificate of Incorporation and amended and Restated By-Laws referred to above, and the authority under the 1986 Long-Term Incentive Plan to grant options with accelerated vesting schedules in the event of a change in control of the Company, as well as the authority of the Board of Directors to issue additional shares of Common Stock and accelerate the exercisability of the Rights could be used by the Board of Directors in a manner calculated to prevent the removal of management and make more difficult or discourage a change in control of the Company. The distribution of Rights and certain aspects of the foregoing provisions in the Company's Restated Certificate of Incorporation and Amended and Restated By-Laws were designed to afford the Board of Directors the opportunity to evaluate the terms of a takeover attempt without haste or undue pressure, advise stockholders of its findings, and to negotiate to protect the interests of all stockholders. See "Risk Factors--Anti-takeover Provisions; Management Control."

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is the American Stock Transfer & Trust Company.

                                 UNDERWRITING

  Under the terms and subject to the conditions of the Underwriting Agreement, the Underwriters named below, for whom Needham & Company, Inc., Tucker Anthony Incorporated and Adams, Harkness & Hill, Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company, and the Company has agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite their respective names in the table below. The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares of Common Stock are subject to certain conditions precedent, and that the Underwriters are committed to purchase and pay for all shares if any are purchased.

      UNDERWRITER                                               NUMBER OF SHARES
      -----------                                               ----------------
Needham & Company, Inc.........................................
Tucker Anthony Incorporated....................................
Adams, Harkness & Hill, Inc....................................
                                                                   ---------
  Total........................................................    1,200,000
                                                                   =========

  The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price less a concession not
in excess of $      per share. The Underwriters may allow, and such dealers
may reallow, a concession not in excess of $      per share to certain other
dealers (who may include the Underwriters). After the offering to the public, the public offering price and other selling terms may be changed by the Representatives.

  The Company and the Selling Stockholders have granted the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 180,000 additional shares of Common Stock at the public offering price, less the underwriting discounts and commissions, set forth on the cover page of this Prospectus. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. To the extent the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain exceptions, to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above table bears to the total shown.

  The Underwriting Agreement contains covenants of indemnity and contribution among the Underwriters, the Selling Stockholders and the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

  The Company has agreed not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Needham & Company, Inc., except for the shares of Common Stock offered hereby and except that the Company may issue securities pursuant to the Company's stock option plans. S. David Ellenbogen and Jay A. Stein, who hold in the aggregate 496,060 shares of Common Stock and currently exercisable options to purchase 56,880 shares of Common Stock, have agreed that if the Underwriters' over-allotment option is exercised in full they will not, directly or indirectly, offer to sell, sell, or otherwise dispose of shares of Common Stock or any securities convertible or exchangeable therefor, for a period of 180 days after the date of this Prospectus, without the prior written consent of Needham & Company, Inc., subject to certain limited exceptions.

  The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject any order for the purchase of shares in whole or in part.

  In connection with this offering, certain Underwriters and selling group members (if any) who are qualifying registered market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock of the Company on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") during the two business day period before commencement of the offers or sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby has been passed upon for the Company and the Selling Stockholders by Brown, Rudnick, Freed & Gesmer, Boston, Massachusetts. Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Underwriters by Testa, Hurwitz & Thibeault, Boston, Massachusetts. A member of Brown, Rudnick, Freed & Gesmer is the Secretary of the Company and owns 1,000 shares of Common Stock and options to purchase 5,000 shares of Common Stock.

                                    EXPERTS

  The financial statements and schedules included or incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included or incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, NW, Room 1024, Judiciary Plaza, Washington, D.C. 20549, and at the Commission's Regional Offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048, at prescribed rates.

  The Company has filed with the Commission in Washington, D.C., a Registration Statement on Form S-3 under the Securities Act with respect to the Common Stock being offered hereby. This Prospectus does not contain all of the information set forth in such Registration Statement and the exhibits and schedules thereto to which reference is hereby made. The statements in this Prospectus as to the contents of such Registration Statement are qualified in their entirety by such reference. The Registration Statement, together with its exhibits and schedules, may be inspected without charge at the Public Reference Section of the Commission in Washington, D.C. at the address noted above, and copies of all or any part thereof may be obtained from the Commission upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Commission pursuant to the Exchange Act are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the fiscal year ended September 24, 1994; (2) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended December 24, 1994, March 25, 1995 and June 24, 1995; and (3) the description of the Company's Common Stock contained in the Company's registration statement on Form 8-A.

  All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock hereunder shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above, excluding exhibits thereto. Requests should be made to: Investor Relations, Hologic, Inc., 590 Lincoln Street, Waltham, Massachusetts 02154, telephone number (617) 890-2300.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is (or is deemed to be) incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

                                 HOLOGIC, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Public Accountants.................................. F-2
Consolidated Balance Sheets as of September 24, 1994 and September 30,
 1995..................................................................... F-3
Consolidated Statements of Operations for the years ended September 25,
 1993, September 24, 1994 and September 30, 1995.......................... F-4
Consolidated Statements of Stockholders' Equity for the years ended
 September 25, 1993, September 24, 1994 and September 30, 1995............ F-5
Consolidated Statements of Cash Flows for the years ended September 25,
 1993, September 24, 1994 and September 30, 1995.......................... F-6
Notes to Consolidated Financial Statements................................ F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Hologic, Inc.:

  We have audited the accompanying consolidated balance sheets of Hologic, Inc. (a Delaware corporation) and subsidiaries as of September 24, 1994 and September 30, 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hologic, Inc. and subsidiaries as of September 24, 1994 and September 30, 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Boston, Massachusetts
November 22, 1995

                         HOLOGIC, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                       SEPTEMBER    SEPTEMBER
                                                       24, 1994     30, 1995
                                                      -----------  -----------
ASSETS
Current Assets:
  Cash and cash equivalents.......................... $ 5,880,010  $ 7,447,813
  Short-term investments.............................   3,519,515    2,492,671
  Accounts receivable, less reserves of $850,000.....  10,893,649   11,643,883
  Inventories........................................   4,435,033    6,917,000
  Prepaid expenses and other current assets..........   1,584,132    2,058,707
                                                      -----------  -----------
    Total current assets.............................  26,312,339   30,560,074
                                                      -----------  -----------
Property and Equipment, at cost:
  Equipment..........................................   1,922,473    2,600,381
  Furniture and fixtures.............................     553,393      652,446
  Leasehold improvements.............................     448,529      506,495
                                                      -----------  -----------
                                                        2,924,395    3,759,322
  Less--Accumulated depreciation and amortization....   1,796,826    2,298,168
                                                      -----------  -----------
                                                        1,127,569    1,461,154
                                                      -----------  -----------
Other Assets, net....................................   1,057,254    1,840,785
                                                      -----------  -----------
                                                      $28,497,162  $33,862,013
                                                      ===========  ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Line of credit..................................... $ 2,417,034  $ 2,058,898
  Accounts payable...................................   1,865,413    3,773,000
  Accrued expenses...................................   3,474,482    3,965,750
  Deferred revenue...................................     867,861    1,392,667
                                                      -----------  -----------
    Total current liabilities........................   8,624,790   11,190,315
                                                      -----------  -----------
Commitments and Contingencies (Notes 8 and 13)
Stockholders' Equity:
  Preferred stock, $.01 par value--
    Authorized--1,622,685 shares
    Issued and outstanding--none.....................         --           --
  Common stock, $.01 par value--
    Authorized--10,000,000 shares
    Issued and outstanding--4,024,581 shares and
     4,122,100 shares in 1994 and 1995, respectively.      40,246       41,221
Capital in excess of par value.......................  14,450,085   15,354,893
Retained earnings....................................   5,551,074    7,420,593
Cumulative translation adjustment....................    (169,033)    (145,009)
                                                      -----------  -----------
    Total stockholders' equity.......................  19,872,372   22,671,698
                                                      -----------  -----------
                                                      $28,497,162  $33,862,013
                                                      ===========  ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                         HOLOGIC, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                     YEARS ENDED
                                         -------------------------------------
                                          SEPTEMBER    SEPTEMBER    SEPTEMBER
                                          25, 1993     24, 1994     30, 1995
                                         -----------  -----------  -----------
Revenues:
  Product sales........................  $24,139,565  $37,056,109  $41,129,782
  Other revenue........................      708,831    1,427,634    2,270,068
                                         -----------  -----------  -----------
                                          24,848,396   38,483,743   43,399,850
                                         -----------  -----------  -----------
Costs and Expenses:
  Cost of product sales................   13,729,012   20,865,075   22,090,963
  Research and development.............    3,182,412    3,441,871    4,300,474
  Selling and marketing................    5,472,413    5,892,377    7,835,418
  General and administrative...........    3,500,998    4,189,377    4,461,335
  Litigation expenses..................          --           --     2,533,493
  Restructuring costs..................      900,000          --           --
                                         -----------  -----------  -----------
                                          26,784,835   34,388,700   41,221,683
                                         -----------  -----------  -----------
    Income (loss) from operations......   (1,936,439)   4,095,043    2,178,167
Interest Income........................      300,468      315,886      609,678
Other Expense..........................     (438,869)     (80,752)    (268,326)
                                         -----------  -----------  -----------
    Income (loss) before income taxes..   (2,074,840)   4,330,177    2,519,519
Provision (Benefit) for Income Taxes...     (300,000)   1,335,000      650,000
                                         -----------  -----------  -----------
    Net income (loss)..................  $(1,774,840) $ 2,995,177  $ 1,869,519
                                         ===========  ===========  ===========
Net Income (Loss) Per Common and Common
 Equivalent Share:
  Primary..............................  $      (.45) $       .71  $       .43
                                         ===========  ===========  ===========
  Fully diluted........................               $       .69  $       .41
                                                      ===========  ===========
Weighted Average Number of Common and
 Common Equivalent Shares Outstanding:
  Primary..............................    3,930,068    4,194,914    4,375,880
                                         ===========  ===========  ===========
  Fully diluted........................                 4,341,810    4,575,426
                                                      ===========  ===========


  The accompanying notes are an integral part of these consolidated financial statements.

                         HOLOGIC, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                           COMMON STOCK
                         -----------------
                                    $.01   CAPITAL IN              CUMULATIVE      TOTAL
                         NUMBER OF   PAR    EXCESS OF   RETAINED   TRANSLATION STOCKHOLDERS'
                          SHARES    VALUE   PAR VALUE   EARNINGS   ADJUSTMENT     EQUITY
                         --------- ------- ----------- ----------  ----------- -------------
Balance, September 30,
 1992................... 3,906,100 $39,061 $13,824,437 $4,330,737   $ (77,475)  $18,116,760
  Exercise of stock
   options and stock
   purchase warrants....    29,650     296      10,107        --          --         10,403
  Issuance of common
   stock for patent
   acquisition..........    10,667     107      49,893        --          --         50,000
  Net loss..............       --      --          --  (1,774,840)        --     (1,774,840)
  Translation
   adjustments..........       --      --          --         --      (90,104)      (90,104)
                         --------- ------- ----------- ----------   ---------   -----------
Balance, September 25,
 1993................... 3,946,417  39,464  13,884,437  2,555,897    (167,579)   16,312,219
  Exercise of stock
   options..............    78,164     782     365,648        --          --        366,430
  Tax benefit from stock
   options exercised....       --      --      200,000        --          --        200,000
  Net income............       --      --          --   2,995,177         --      2,995,177
  Translation
   adjustments..........       --      --          --         --       (1,454)       (1,454)
                         --------- ------- ----------- ----------   ---------   -----------
Balance, September 24,
 1994................... 4,024,581  40,246  14,450,085  5,551,074    (169,033)   19,872,372
  Exercise of stock
   options..............    64,718     647     241,895        --          --        242,542
  Issuance of common
   stock under employee
   stock purchase plan..     4,780      48      59,105        --          --         59,153
  Stock issuance in
   conjunction with
   collaboration
   agreement............    28,021     280     323,808        --          --        324,088
  Tax benefit from stock
   options exercised....       --      --      280,000        --          --        280,000
  Net income............       --      --          --   1,869,519         --      1,869,519
  Translation
   adjustments..........       --      --          --         --       24,024        24,024
                         --------- ------- ----------- ----------   ---------   -----------
Balance, September 30,
 1995................... 4,122,100 $41,221 $15,354,893 $7,420,593   $(145,009)  $22,671,698
                         ========= ======= =========== ==========   =========   ===========


  The accompanying notes are an integral part of these consolidated financial statements.

                         HOLOGIC, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                      YEARS ENDED
                                       -----------------------------------------
                                       SEPTEMBER 25, SEPTEMBER 24, SEPTEMBER 30,
                                           1993          1994          1995
                                       ------------- ------------- -------------
Cash Flows from Operating Activities:
  Net income (loss)..................   $(1,774,840)  $2,995,177    $1,869,519
  Adjustments to reconcile net income
   (loss) to net cash provided by
   (used in) operating activities--
    Depreciation and amortization....       424,787      593,519       565,806
    Changes in assets and
     liabilities--
      Accounts receivable............      (680,391)  (5,738,374)     (883,961)
      Inventories....................       238,727     (387,204)   (2,445,327)
      Prepaid expenses and other
       current assets................       (21,539)    (580,031)     (411,442)
      Accounts payable...............       518,306     (131,964)    1,781,387
      Accrued expenses...............       884,779      241,960       525,350
      Deferred revenue...............       121,604       27,344       505,765
                                        -----------   ----------    ----------
        Net cash provided by (used
         in) operating activities....      (288,567)  (2,979,573)    1,507,097
                                        -----------   ----------    ----------
Cash Flows from Investing Activities:
  Net (purchases) sales of short-term
   investments.......................     4,736,921      (79,340)    1,026,844
  Purchase of property and equipment,
   net...............................      (213,426)    (495,159)     (802,822)
  Increase in other assets...........      (286,448)     (37,579)     (193,729)
                                        -----------   ----------    ----------
        Net cash provided by (used
         in) investing activities....     4,237,047     (612,078)       30,293
                                        -----------   ----------    ----------
Cash Flows from Financing Activities:
  Borrowings (settlement) under line
   of credit.........................           --     2,311,352      (536,200)
  Net proceeds from sale of common
   stock.............................        10,403      366,430       301,695
  Tax benefit from stock options
   exercised.........................           --       200,000       280,000
                                        -----------   ----------    ----------
        Net cash provided by
         financing activities........        10,403    2,877,782        45,495
                                        -----------   ----------    ----------
Effect of Exchange Rate Changes on
 Cash................................       359,645      (94,627)      (15,082)
                                        -----------   ----------    ----------
Net Increase (Decrease) in Cash and
 Cash Equivalents....................     4,318,528     (808,496)    1,567,803
Cash and Cash Equivalents, beginning
 of year.............................     2,369,978    6,688,506     5,880,010
                                        -----------   ----------    ----------
Cash and Cash Equivalents, end of
 year................................   $ 6,688,506   $5,880,010    $7,447,813
                                        ===========   ==========    ==========
Supplemental Disclosure of Cash Flow
 Information:
  Cash paid during the year for
   income taxes......................   $   214,072   $1,259,940    $  182,809
                                        ===========   ==========    ==========
Supplemental Schedule of Noncash
 Transactions:
  Common stock issued for patent
   acquisition.......................   $    50,000   $      --     $      --
                                        ===========   ==========    ==========
  Preferred stock investment acquired
   in exchange for common stock......   $       --    $      --     $  324,088
                                        ===========   ==========    ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                        HOLOGIC, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) OPERATIONS

  Hologic, Inc. (the Company) is engaged in the development, manufacture and distribution of proprietary x-ray and other medical systems.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The accompanying consolidated financial statements reflect the application of certain accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements.

 (a) Principles of Consolidation

  The accompanying consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

 (b) Change in Fiscal Year

  During fiscal 1993, the Company elected to change its fiscal year-end from September 30 to the last Saturday in September. Fiscal 1993, 1994 and 1995 ended on September 25, 1993, September 24, 1994 and September 30, 1995.

 (c) Management Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 (d) Cash and Cash Equivalents and Short-term Investments

  The Company considers all highly liquid investments with maturities of three months or less at the time of acquisition to be cash equivalents. Included in cash equivalents at September 24, 1994 is approximately $4,804,000 of securities purchased under agreements to resell. Included in cash equivalents at September 30, 1995 is approximately $4,217,000 of securities purchased under agreements to resell. The securities purchased under agreements to resell are collateralized by U.S. Government securities. Short-term investments have maturities of greater than three months and consist of securities issued by the U.S. Government and its agencies.

  The Company accounts for investments in accordance with the Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Under SFAS No. 115, investments that the Company has the positive intent and ability to hold to maturity are reported at amortized cost, which approximates fair market value, and are classified as held-to-maturity. These investments include cash, cash equivalents and securities issued by U.S. Government agencies, which total $6,522,000 at September 30, 1995. Investments purchased to be held for indefinite periods of time and not intended at the time of purchase to be held until maturity are classified as available-for-sale, which total $1,803,000 at September 30, 1995. These investments consist of securities issued by the U.S. Government and are carried at cost which approximates fair market value.

                        HOLOGIC, INC. AND SUBSIDIARIES

 (e) Concentration of Credit Risk

  SFAS No. 105, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentration of Credit Risk, requires disclosure of any significant off-balance-sheet and credit risk concentrations. Financial instruments that subject the Company to credit risk consist primarily of trade accounts receivable. The Company utilizes distributors in certain countries with various credit terms, depending on the individual circumstances. One distributor had amounts due to the Company of approximately $4,817,000 and $2,231,000 as of September 24, 1994 and September 30, 1995, respectively. This distributor accounted for 14%, 28% and 20% of product sales for fiscal 1993, 1994 and 1995, respectively.

 (f) Inventories

  Inventories are stated at the lower of cost (first-in, first-out) or market and consist of the following:

                                                     SEPTEMBER 24, SEPTEMBER 30,
                                                         1994          1995
                                                     ------------- -------------
      Raw materials and work-in-process.............  $3,258,076    $4,030,275
      Finished goods................................   1,176,957     2,886,725
                                                      ----------    ----------
                                                      $4,435,033    $6,917,000
                                                      ==========    ==========

  Work-in-process and finished goods inventories consist of materials, labor and manufacturing overhead.

 (g) Depreciation and Amortization

  The Company provides for depreciation and amortization by charges to operations, using the straight-line and declining-balance methods, which allocate the cost of property and equipment over the following estimated useful lives:

                                           ESTIMATED
             ASSET CLASSIFICATION         USEFUL LIFE
             --------------------        -------------
             Equipment..................       5 Years
             Furniture and fixtures.....     5-7 Years
             Leasehold improvements..... Life of lease

 (h) Intangible Assets

  The Company assesses the realizability of intangible assets in accordance with SFAS No. 121, Accounting for Impairment of Long-lived Assets and for Long-lived Assets To Be Disposed Of.

 (i) Foreign Currency Translation

  The Company translates certain of its accounts and the financial statements of its foreign subsidiaries in accordance with SFAS No. 52, Foreign Currency Translation. In translating the accounts of the foreign subsidiaries into U.S. dollars, assets and liabilities are translated at the rate of exchange in effect at year-end, while stockholders' equity is translated at historical rates. Revenue and expense accounts are translated using the weighted average exchange rate in effect during the year. Gains and losses from foreign currency translation are credited or charged to cumulative translation adjustment, included in stockholders' equity in the accompanying consolidated balance sheets.

  Transaction losses of approximately $430,000 in fiscal 1993 are included in other expense in the accompanying consolidated statements of operations. Transaction gains in fiscal 1994 and 1995 were not significant.

                        HOLOGIC, INC. AND SUBSIDIARIES

 (j) Revenue Recognition

  The Company recognizes product revenue upon shipment. A provision is made at that time for estimated warranty costs to be incurred. Other revenues are recorded at the time the product is shipped or the service rendered.

  Maintenance revenues are recognized over the term of the contract. Cash received in excess of revenues recognized is included in deferred revenue in the accompanying consolidated balance sheets.

 (k) Research and Development and Software Development Costs

  Research and development costs, other than software development costs, have been charged to operations as incurred. SFAS No. 86, Accounting for the Costs of Computer Software To Be Sold, Leased or Otherwise Marketed, requires the capitalization of certain computer software development costs incurred after technological feasibility is established. The Company believes that once technological feasibility of a software product has been established, the additional development costs incurred to bring the product to a commercially acceptable level are not significant.

 (l) Net Income (Loss) per Common and Common Equivalent Share

  Net income (loss) per share data are computed using the weighted average number of shares of common stock outstanding during each period. Common equivalent shares from stock options have been included in the computation using the treasury stock method only when their effect would be dilutive. Fully dilutive net income per share has been separately presented only when the difference from primary net income per share is significant.

 (m) Restructuring Charge

  In fiscal 1993, the Company recorded a nonrecurring restructuring charge of $900,000, representing the costs associated with reorganizing its European operations. These costs included a reduction in work force, consolidation of distribution and administrative functions, and asset write-offs and write-downs. The restructuring was completed during the fourth quarter of fiscal 1994.

 (n) Derivative Financial Instruments

  During October 1994, the Financial Accounting Standards Board issued SFAS No. 119, Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments, which requires disclosures about derivative financial instruments. SFAS No. 119 will be effective for fiscal 1996. The Company does not expect the adoption of this standard to have a material effect on its consolidated financial position or results of operations. At September 30, 1995, the Company had no instruments requiring disclosure under SFAS No. 119.

(3) LINE OF CREDIT

  The Company maintains a line of credit with a bank for the equivalent of $3,000,000, which bears interest at the Paris Interbank Offered Rate (6.375% at September 30, 1995) plus 2.25%. The borrowings under this line are primarily used by the Company's European subsidiaries to settle intercompany sales and are denominated in the respective local currencies of its European subsidiaries. The line of credit may be canceled by the bank with a 30-day notice. Interest expense on this line of credit of approximately $79,000 and $204,000 has been included in other expenses in the accompanying consolidated statements of operations for 1994 and 1995, respectively.

                        HOLOGIC, INC. AND SUBSIDIARIES

(4) INCOME TAXES

  The Company provides for income taxes under the liability method in accordance with SFAS No. 109, Accounting for Income Taxes.

  The provision (benefit) for income taxes in the accompanying consolidated statements of operations consists of the following:

                                                      YEARS ENDED
                                       -----------------------------------------
                                       SEPTEMBER 25, SEPTEMBER 24, SEPTEMBER 30,
                                           1993          1994          1995
                                       ------------- ------------- -------------
      Federal--
        Current.......................   $(295,000)   $1,395,000     $415,000
        Deferred......................     (15,000)     (105,000)     135,000
                                         ---------    ----------     --------
                                          (310,000)    1,290,000      550,000
                                         ---------    ----------     --------
      State--
        Current.......................      10,000        45,000       90,000
                                         ---------    ----------     --------
      Foreign--
        Current.......................         --            --        10,000
                                         ---------    ----------     --------
                                         $(300,000)   $1,335,000     $650,000
                                         =========    ==========     ========

  A reconciliation of the federal statutory rate to the Company's effective tax rate is as follows:

                                                     YEARS ENDED
                                      -----------------------------------------
                                      SEPTEMBER 25, SEPTEMBER 24, SEPTEMBER 30,
                                          1993          1994          1995
                                      ------------- ------------- -------------
Income tax provision (benefit) at
 federal statutory rate..............     (34.0)%       34.0%         34.0%
Increase (decrease) in tax resulting
 from--
  Net effect of (income) losses of
   foreign subsidiaries not
   (provided) benefited..............      20.5         (0.9)         (6.7)
  State tax provision, net of federal
   benefit...........................       0.3          0.7           2.4
  Research and development tax
   credit............................      (1.3)        (0.5)         (1.9)
  Effect of not providing U.S. taxes
   on exempt FSC income..............      (3.5)        (4.5)         (5.3)
  Other..............................       3.5          2.0           3.3
                                          -----         ----          ----
Effective tax rate...................     (14.5)%       30.8%         25.8%
                                          =====         ====          ====

  The components of domestic and foreign income (loss) before the provision for income taxes are as follows:

                                                      YEARS ENDED
                                       -----------------------------------------
                                       SEPTEMBER 25, SEPTEMBER 24, SEPTEMBER 30,
                                           1993          1994          1995
                                       ------------- ------------- -------------
      Domestic........................  $  (823,792)  $4,211,439    $1,988,346
      Foreign.........................   (1,251,048)     118,738       531,173
                                        -----------   ----------    ----------
                                        $(2,074,840)  $4,330,177    $2,519,519
                                        ===========   ==========    ==========

  During fiscal 1994 and 1995, the Company realized tax benefits of approximately $200,000 and $280,000, respectively, relating to the exercise of certain stock options. These benefits are reflected as a component of capital in excess of par value.

                        HOLOGIC, INC. AND SUBSIDIARIES

  The components of the net deferred tax amount recognized in the accompanying consolidated balance sheets are as follows:

                                                     SEPTEMBER 24, SEPTEMBER 30,
                                                         1994          1995
                                                     ------------- -------------
      Deferred tax assets...........................  $1,450,000    $1,175,000
      Valuation allowance...........................    (696,000)     (488,000)
                                                      ----------    ----------
                                                      $  754,000    $  687,000
                                                      ==========    ==========

  The approximate income tax effect of each type of temporary difference and carryforward before allocation of the valuation allowance is approximately as follows:

                                                    SEPTEMBER 24, SEPTEMBER 30,
                                                        1994          1995
                                                    ------------- -------------
      Foreign net operating loss carryforwards.....  $  561,000    $  353,000
      Nondeductible accruals.......................     389,000       290,000
      Nondeductible reserves.......................     496,000       511,000
      Other temporary differences..................       4,000        21,000
                                                     ----------    ----------
                                                     $1,450,000    $1,175,000
                                                     ==========    ==========

  The valuation allowance relates primarily to certain deferred tax assets in foreign jurisdictions, for which realization is uncertain. The reduction in the valuation allowance in 1995 is directly attributable to the reduction of foreign net operating losses.

(5) COMMON STOCK

 (a) Stock Option Plans

  The Company's 1986 Combination Stock Option Plan (the 1986 Plan) is administered by the Board of Directors and authorizes the Company to issue options to purchase up to 950,000 shares that have been reserved by the Company. Under the terms of the 1986 Plan, the Company may grant employees either incentive stock options or nonqualified stock options to purchase shares of the Company's common stock at a price not less than fair market value at the date of grant. In addition, the Company may grant nonqualified options to other participants. As of September 30, 1995, the Company had granted options to purchase 927,502 shares, of which options to purchase 345,819 shares had been exercised. These options vest over a five-year period and are exercisable at varying dates.

  The Company's 1990 Nonemployee Director Stock Option Plan (the Directors'
Plan) allows for eligible directors to receive options to purchase 5,000 shares of common stock upon election as a director. The options vest ratably over a five-year period. In addition, eligible directors are entitled to annual option grants to purchase 2,000 shares of common stock, which vest after six months. Option grants under the Directors' Plan are at not less than fair market value on the date of grant. The Company has reserved 75,000 shares of common stock for issuance under the Directors' Plan. As of September 30, 1995, the Company had granted options to purchase 35,000 shares, of which options to purchase 7,000 shares had been exercised.

  In June 1995, the Board of Directors adopted, subject to stockholders' approval, the 1995 Combination Stock Option Plan, pursuant to which the Company is authorized to issue 550,000 options to purchase shares. Pending stockholder approval, the Company had granted 275,000 options under this plan.

                        HOLOGIC, INC. AND SUBSIDIARIES

  The following table summarizes all stock option activity under the 1986 and 1995 Plans and the Directors' Plan for the three years ended September 30, 1995.

                                                        NUMBER    EXERCISE PRICE
                                                       OF SHARES    PER SHARE
                                                       ---------  --------------
      Outstanding, September 30, 1992.................  297,413   $  .10-$22.75
        Granted.......................................  252,450     4.38-  5.63
        Terminated.................................... (164,363)     .10- 22.75
        Exercised.....................................  (13,850)     .10-  1.00
                                                       --------   -------------
      Outstanding, September 25, 1993.................  371,650      .10- 17.75
        Granted.......................................  303,400     3.63- 10.50
        Terminated....................................  (13,185)    1.00-  7.38
        Exercised.....................................  (78,164)     .10-  8.50
                                                       --------   -------------
      Outstanding, September 24, 1994.................  583,701      .10- 17.75
        Granted.......................................  373,300    12.38- 18.88
        Terminated....................................   (7,600)    3.88- 14.13
        Exercised.....................................  (64,718)     .10- 14.13
                                                       --------   -------------
      Outstanding, September 30, 1995.................  884,683   $  .10-$18.88
                                                       ========   =============
      Exercisable, September 30, 1995.................  234,733   $  .10-$14.13
                                                       ========   =============

 (b) Employee Stock Purchase Plan

  In December 1994, the Company adopted the 1995 Employee Stock Purchase Plan (the ESP Plan) in compliance with Section 423 of the Internal Revenue Code. Employees who have completed 12 consecutive months or two years, whether or not consecutive, of employment with the Company are eligible to participate in the ESP Plan. The ESP Plan allows participants to purchase common stock of the Company at 85% of the fair market value, as defined. The Company may issue up to 100,000 shares under the ESP Plan. During fiscal 1995, the Company issued 4,780 shares under the ESP Plan. At September 30, 1995, the Company has 95,220 shares available for purchase under the ESP Plan.

 (c) Rights Agreement

  In December 1992, the Company adopted a shareholder rights plan. The plan is intended to protect shareholders from unfair or coercive takeover practices. In accordance with the plan, the Board of Directors declared a dividend distribution of one common stock purchase right for each share of common stock outstanding until the rights become detachable. Each right entitles the registered holder to purchase from the Company one share of common stock for $30, adjusted for certain events. In the event that the Company is acquired in a merger or other business combination transaction or more than 50% of its assets or earning power are sold, each holder shall thereafter have the right to receive, upon exercise of each right, that number of shares of Common Stock of the acquiring Company which at the time of such transaction would have a market value of two times the $30 per share exercise price. The rights will not be detachable or exercisable until certain events occur. The Board of Directors may elect to terminate the rights under certain circumstances.

(6) PROFIT-SHARING 401(K) PLAN

  The Company has a qualified profit-sharing plan covering substantially all of its employees. Contributions to the plan are at the discretion of the Company's Board of Directors. The Company has recorded approximately $98,000, $120,000 and $135,000 as a provision for the profit-sharing contribution for fiscal 1993, 1994 and 1995, respectively.

                        HOLOGIC, INC. AND SUBSIDIARIES

(7) RELATED-PARTY TRANSACTIONS

 (a) Management Services Agreement

  The Company has an agreement with Vivid Technologies, Inc. (Vivid), an affiliated company, whereby the Company provides management, administrative and support services. In addition, the Company leases a portion of its facilities to Vivid through June 1996 for approximately $15,000 per month. Vivid pays the Company for all direct costs incurred, as well as a portion of the Company's overhead costs, as defined, representing the pro rata portion of costs attributable to Vivid. The Company has charged Vivid approximately $304,000, $544,000 and $530,000 under the agreement during fiscal 1993, 1994 and 1995, respectively, which has been offset against operating expenses of the Company. Vivid also purchased approximately $154,000, $229,000 and $210,000 of inventory and spare parts from the Company in fiscal 1993, 1994 and 1995, respectively. Of these amounts, approximately $291,000 and $463,000 was unpaid as of September 24, 1994 and September 30, 1995, respectively.

 (b) License and Technology Agreement

  The Company has an agreement with Vivid whereby Vivid obtained a perpetual, exclusive worldwide license to utilize certain of the Company's technology and patents for the sole purpose of developing baggage and inspection security systems. Royalty payments to the Company under the agreement are 5% of product revenue on Vivid's first $50 million in sales; thereafter, payments are 3% of Vivid's sales up to $200 million. No royalty payments will be made on aggregate revenues in excess of $200 million. The agreement terminates by mutual agreement of the two parties or under certain other circumstances, as defined. The Company recognized approximately $138,000, $688,000 and $719,000 of royalty revenue under the agreement for fiscal 1993, 1994 and 1995, respectively. Approximately $189,000 and $351,000 was outstanding at September 24, 1994 and September 30, 1995, respectively.

(8) COMMITMENTS

 (a) Operating Leases

  The Company and its subsidiaries lease certain equipment and conduct their operations in leased facilities under operating lease agreements that expire through fiscal 2002. In addition, the facility lease requires the Company to pay a percentage of real estate taxes and certain operating costs of the property. Future minimum lease payments under the operating leases are approximately as follows:

             FISCAL YEAR ENDING               AMOUNT
             ------------------             ----------
             September 28, 1996............ $  890,000
             September 27, 1997............    811,000
             September 26, 1998............    775,000
             September 25, 1999............    760,000
             September 24, 2000............    760,000
             Thereafter....................    931,000
                                            ----------
                                            $4,927,000
                                            ==========

  Rental expense, net of subrentals from Vivid, was approximately $784,000, $647,000 and $632,000 for fiscal 1993, 1994 and 1995, respectively.

  The lease agreement for the Company's headquarters included a free rent and reduced rent period. The Company is recognizing the rent expense evenly over the term of the lease agreement.

                        HOLOGIC, INC. AND SUBSIDIARIES

 (b) Patent Acquisition

  In fiscal 1992, the Company acquired certain patents pertaining to technology incorporated into certain of the Company's products. The Company paid approximately $245,000 for these patents and related expenses upon entering into the agreement. In May 1993, this agreement was amended such that the Company paid approximately $344,000 for additional patent rights and related expenses, of which $50,000 was paid through the issuance of 10,667 shares of common stock. The Company may be required to make additional payments of common stock (up to a maximum of 32,000 shares) for certain additional patent rights, if and when available. The cost of these patents are being amortized over their expected life of 10 years.

(9) COLLABORATION AGREEMENT

  In June 1995, the Company acquired a 5% minority interest in a collaborating company. To acquire this minority interest, the Company issued 28,021 shares of common stock and paid $75,912 in cash in return for all of the outstanding convertible preferred stock of the collaborating company. The Company also entered into a development agreement with the collaborating company related to a certain product. As part of the development agreement, the Company will reimburse the collaborating company for expenses incurred in the development of this product. In order to maintain its exclusive rights in the collaborating company's technology, the Company must meet required sales volumes, as defined, in the five years commencing 90 days after approval of the product by the Food and Drug Administration. The Company is also required to pay royalties to the collaborating company based on net sales of the product, as defined.

(10) FEE PER SCAN PROGRAM

  The Company has entered into a strategic fee per scan program with a leasing company whereby the Company sells its systems to the leasing company, which in turn, leases the systems to third parties. Under the terms of the agreement, the Company is contingently liable for a certain amount per system, up to a maximum of $500,000. At September 30, 1995, the Company was liable for approximately $89,000. A portion of the program is guaranteed by a third party.

(11) GEOGRAPHIC INFORMATION

  Revenues, net income (loss) and identifiable assets for the Company's U.S. and European operations are summarized as follows:

                                                   1993
                            -----------------------------------------------------
                              UNITED       EUROPEAN
                              STATES     SUBSIDIARIES  ELIMINATIONS  CONSOLIDATED
                            -----------  ------------  ------------  ------------
Revenues from unaffiliated
 customers................. $15,997,129  $ 8,851,267   $       --    $24,848,396
Transfers between
 geographic areas..........   4,398,089      588,631    (4,986,720)          --
                            -----------  -----------   -----------   -----------
    Total revenues......... $20,395,218  $ 9,439,898   $(4,986,720)  $24,848,396
                            ===========  ===========   ===========   ===========
Net loss................... $  (404,526) $(1,251,048)  $  (119,266)  $(1,774,840)
                            ===========  ===========   ===========   ===========
Identifiable assets........ $19,264,066  $ 4,001,885   $(1,099,827)  $22,166,124
                            ===========  ===========   ===========   ===========

                         HOLOGIC, INC. AND SUBSIDIARIES

                                                     1994
                              ---------------------------------------------------
                                UNITED      EUROPEAN
                                STATES    SUBSIDIARIES ELIMINATIONS  CONSOLIDATED
                              ----------- ------------ ------------  ------------
Revenues from unaffiliated
 customers..................  $29,646,443 $ 8,837,300  $       --    $38,483,743
Transfers between geographic
 areas......................    2,833,417   1,452,712   (4,286,129)          --
                              ----------- -----------  -----------   -----------
    Total revenues..........  $32,479,860 $10,290,012  $(4,286,129)  $38,483,743
                              =========== ===========  ===========   ===========
Net income..................  $ 2,869,578 $   118,738  $     6,861   $ 2,995,177
                              =========== ===========  ===========   ===========
Identifiable assets.........  $24,698,626 $ 5,091,193  $(1,292,657)  $28,497,162
                              =========== ===========  ===========   ===========
                                                     1995
                              ---------------------------------------------------
                                UNITED      EUROPEAN
                                STATES    SUBSIDIARIES ELIMINATIONS  CONSOLIDATED
                              ----------- ------------ ------------  ------------
Revenues from unaffiliated
 customers..................  $31,249,364 $12,150,486  $       --    $43,399,850
Transfers between geographic
 areas......................    4,105,914   2,085,185   (6,191,099)          --
                              ----------- -----------  -----------   -----------
    Total revenues..........  $35,355,278 $14,235,671  $(6,191,099)  $43,399,850
                              =========== ===========  ===========   ===========
Net income (loss)...........  $ 1,364,676 $   519,941  $   (15,098)  $ 1,869,519
                              =========== ===========  ===========   ===========
Identifiable assets.........  $28,993,088 $ 6,353,095  $(1,484,170)  $33,862,013
                              =========== ===========  ===========   ===========

  Export sales from the United States to unaffiliated customers primarily in Europe and Asia during fiscal 1993, 1994 and 1995 totaled approximately $8,944,000, $16,166,000 and $15,601,000, respectively.

  Transfers between the Company and its European subsidiaries are generally recorded at amounts similar to the prices paid by unaffiliated foreign dealers. All intercompany profit is eliminated in consolidation.

  Export product sales as a percentage of total product sales are as follows:

                                                      YEARS ENDED
                                       -----------------------------------------
                                       SEPTEMBER 25, SEPTEMBER 24, SEPTEMBER 30,
                                           1993          1994          1995
                                       ------------- ------------- -------------
      Europe..........................       51%           31%           37%
      Asia............................       17            38            29
      All others......................        6             5             9
                                            ---           ---           ---
                                             74%           74%           75%
                                            ===           ===           ===

(12) ACCRUED EXPENSES

  Accrued expenses consist of the following:

                                                     SEPTEMBER 24, SEPTEMBER 30,
                                                         1994          1995
                                                     ------------- -------------
      Accrued payroll and employee benefits.........  $1,007,867    $  869,752
      Accrued income taxes..........................     578,073       581,222
      Accrued commissions...........................     511,330       914,259
      Accrued legal.................................     250,000       586,738
      Other accrued expenses........................   1,127,212     1,013,779
                                                      ----------    ----------
                                                      $3,474,482    $3,965,750
                                                      ==========    ==========

                        HOLOGIC, INC. AND SUBSIDIARIES

(13) LITIGATION

  On September 7, 1994, Lunar Corporation (Lunar) filed a complaint in United States District Court against the Company, alleging, among other things, that two of the Company's patents are not valid and infringe on three of Lunar's patents. The Company filed a counterclaim against Lunar with respect to the infringement of two of the Company's patents and a declaration that certain of Lunar's patents are invalid and unenforceable.

  On November 22, 1995, the Company and Lunar executed a definitive agreement settling all disputes between the parties. The agreement provides for the cross-licensing of certain patent rights and continuing payments between the parties related to future sales. The Company and Lunar have agreed not to engage each other in patent litigation in the area of x-ray densitometry and ultrasound for a ten-year period. Management believes that the financial terms of this agreement will not have a material adverse effect on the Company's financial position or results of operations.

  On January 24, 1995, B.V. Optische Industrie de Oude Delft (Oldelft) filed suit in the United States District Court against the Company seeking unspecified treble damages, attorneys' fees and costs relating to a prior patent dispute between the Company and Oldelft relating to equalization radiography. Oldelft also seeks the court to declare the Company's United States patent for equalization radiography technology invalid. In November 1992, the Company transferred to Konica Corporation its rights to the patents and know-how incorporated in the Company's equalization radiography product that was then under development. As a result of this transfer, the Company has no products that are planned or under development using this technology. Management believes that the outcome of this dispute will not have a material adverse effect on the Company's financial position or results of operations.

(14) QUARTERLY INCOME STATEMENT INFORMATION (UNAUDITED)

  The following table presents a summary of quarterly results of operations for 1994 and 1995:

                                                      1994
                                 ----------------------------------------------
                                    FIRST      SECOND      THIRD      FOURTH
                                   QUARTER    QUARTER     QUARTER     QUARTER
                                 ----------- ---------- ----------- -----------
Total revenue................... $ 7,647,423 $9,907,203 $10,948,026 $ 9,981,091
Net income......................     413,415    873,989   1,195,525     512,248
Primary net income per common
 and common equivalent share....         .10        .21         .28         .12
                                                      1995
                                 ----------------------------------------------
                                    FIRST      SECOND      THIRD      FOURTH
                                   QUARTER    QUARTER     QUARTER     QUARTER
                                 ----------- ---------- ----------- -----------
Total revenue................... $10,198,855 $9,031,119 $11,301,320 $12,868,556
Net income......................     643,720    153,610     487,668     584,521
Primary net income per common
 and common equivalent share....         .15        .03         .11         .13

                                            QDR 4500 LATERAL IMAGE OF THE SPINE

 [DESCRIPTION OF GRAPHIC MATERIAL]          The Company's QDR bone
                                            densitometers produce high-
 A screen image of a lateral spine of       resolution dual-energy X-ray
 a post-menopausal woman taken by the       scans. A common examination site
 Company's QDR 4500 ACCLAIM bone            is the fracture-prone spine.
 densitometer, including data read-out.     Numerous scientific articles have
                                            established lateral bone
                                            densitometry (using supine
                                            positioning) as a highly precise
                                            and more diagnostically sensitive
                                            way to measure the spine than
                                            conventional back-to-front
                                            examinations.





  QDR 4500 IMAGE OF THE HIP

  The risk of hip fracture in women         [DESCRIPTION OF GRAPHIC MATERIAL]
  increases significantly after age
  50. Up to one in every five hip           A screen image of a hip of a post-
  fracture patients may die within          menopausal woman taken by the
  one year of fracture; one in every        Company's QDR 4500 ACCLAIM bone
  four will require long-term care;         densitometer, including data read-
  and an even greater percentage            out.
  will never return to an
  independent lifestyle. Early
  diagnosis and intervention are key
  to reducing the risk of fracture.






                                            SAHARA CLINICAL BONE SONOMETER

[DESCRIPTION OF GRAPHIC MATERIAL]           Sahara is a compact and portable
                                            "dry" ultrasound system under
A picture of the Company's Sahara           development. Sahara is being
ultrasound bone sonometer.                  designed as a low cost and easy-
                                            to-use system for preliminary
                                            assessment of bone mineral status
                                            in a physician's office.

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  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH THIS PROSPECTUS RELATES, OR AN OFFER IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    5
Use of Proceeds...........................................................    9
Price Range of Common Stock...............................................    9
Dividend Policy...........................................................    9
Capitalization............................................................   10
Selected Consolidated Financial Data......................................   11
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   12
Business..................................................................   18
Management................................................................   34
Principal and Selling Stockholders........................................   37
Description of Capital Stock..............................................   38
Underwriting..............................................................   41
Legal Matters.............................................................   42
Experts...................................................................   42
Available Information.....................................................   42
Incorporation of Certain Documents by Reference...........................   43

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                               1,200,000 Shares

                            [LOGO OF HOLOGIC, INC.]



                                 Common Stock

                               ----------------
                                  PROSPECTUS
                               ----------------

                            Needham & Company, Inc.

                                Tucker Anthony
                                 Incorporated

                         Adams, Harkness & Hill, Inc.

                               ----------------

                                        , 1995

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

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      SEC Registration Fee............................................ $ 19,691
      NASD Filing Fee.................................................    6,210
      Nasdaq National Market Listing Fee..............................   17,500
      Blue Sky Fees and Expenses......................................    7,500*
      Transfer Agent and Registrar Fees...............................    3,500*
      Accounting Fees and Expenses....................................   50,000*
      Legal Fees and Expenses.........................................  125,000*
      Printing and Engraving..........................................   75,000*
      Miscellaneous...................................................   45,599*
                                                                       --------
          Total....................................................... $350,000*
                                                                       ========

--------
  *Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Article 10 of the Company's Certificate of Incorporation eliminates the personal liability of directors to the Company or its stockholders for monetary damages for breach of fiduciary duty to the extent permitted by Delaware law. Article VII of the Company's By-Laws provides that the Company shall indemnify its officers and directors to the extent permitted by Delaware General Corporation Law. Section 145 of the Delaware General Corporation Law authorizes a corporation to indemnify directors, officers, employees or agents of the corporation if such party acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, as determined in accordance with the Delaware General Corporation Law. Section 145 further provides that indemnification shall be provided if the party in question is successful on the merits or otherwise. The Company has also entered into indemnification agreements with each of its directors. The indemnification agreements are intended to provide the maximum protection permitted by Delaware law with respect to indemnification of directors. The Company may also enter into similar agreements with certain of its officers who are not also directors. The effect of these provisions is to permit indemnification by the Company for liabilities arising under the Securities Act of 1933, as amended. The Company also maintains directors and officers liability insurance.

  Reference is hereby made to Section 7 of the Underwriting Agreement between the Company and the Underwriters, filed as Exhibit 1.01 to this Registration Statement, for a description of indemnification arrangements between the Company and the Underwriters.

ITEM 16. EXHIBITS

  EXHIBIT
  NUMBER                                                              REFERENCE
  -------                                                             ---------
  1.01     Form of Underwriting Agreement...........................
  2.01     Merger Agreement between the Registrant and its
            Massachusetts predecessor...............................     A
  3.01     Certificate of Incorporation of the Registrant...........     A
  4.01     Specimen certificate for shares of the Registrant's
            Common Stock............................................     A
  4.02     Description of capital stock (contained in the
            Certificate of Incorporation of the Registrant filed as
            Exhibit 3.01)...........................................     A

  EXHIBIT
  NUMBER                                                             REFERENCE
  -------                                                            ---------
  4.03     Rights Agreement dated December 22, 1992................     B
  4.04     Amendment No. 1 to the Rights Agreement dated December
            22, 1992...............................................
  5.01     Opinion of Brown, Rudnick, Freed & Gesmer...............
 23.01     Consent of Arthur Andersen LLP..........................
 23.02     Consent of Brown, Rudnick, Freed & Gesmer (included in
            Exhibit 5.01)..........................................
 24.01     Power of Attorney (set forth on page II-3)..............

--------
A. The above exhibits were previously filed as an exhibit of the same number to the Registrant's Registration Statement on Form S-1 (Registration No. 33-33128) filed on January 24, 1990 and are incorporated herein by reference.
B. The above exhibit was previously filed as an exhibit of the same number to the Registrant's 1992 Annual Report on Form 10-K and is incorporated herein by reference.

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby further undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

    (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, Commonwealth of Massachusetts, on December 14, 1995.

                                          HOLOGIC, INC.

                                                  /s/ S. David Ellenbogen
                                          By: _________________________________
                                                    S. DAVID ELLENBOGEN
                                                  CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints S. David Ellenbogen, Glenn P. Muir and Jay A. Stein, and each of them (with full power to each of them to act alone), his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, and, in connection with any registration of additional securities pursuant to Rule 462(b) under the Securities Act of 1933, to sign any abbreviated registration statement and any and all amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, in each case, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
      /s/ S. David Ellenbogen        Director and Principal        December 14, 1995
____________________________________   Executive Officer
         S. DAVID ELLENBOGEN

         /s/ Glenn P. Muir           Principal Financial and       December 14, 1995
____________________________________   Accounting Officer
            GLENN P. MUIR

          /s/ Irwin Jacobs           Director                      December 14, 1995
____________________________________
            IRWIN JACOBS

                                     Director                       December  , 1995
____________________________________
           WILLIAM A. PECK

          /s/ Gerald Segel           Director                      December 14, 1995
____________________________________
            GERALD SEGEL

          /s/ Jay A. Stein           Director                      December 14, 1995
____________________________________
            JAY A. STEIN


                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER                                                         REFERENCE PAGE
  -------                                                        --------- ----
  1.01     Form of Underwriting Agreement.....................
  2.01     Merger Agreement between the Registrant and its
            Massachusetts predecessor.........................      A
  3.01     Certificate of Incorporation of the Registrant.....      A
  4.01     Specimen certificate for shares of the Registrant's
            Common Stock......................................      A
  4.02     Description of capital stock (contained in the
            Certificate of Incorporation of the Registrant
            filed as Exhibit 3.01)............................      A
  4.03     Rights Agreement dated December 22, 1992...........      B
  4.04     Amendment No. 1 to the Rights Agreement dated
            December 22, 1992.................................
  5.01     Opinion of Brown, Rudnick, Freed & Gesmer..........
 23.01     Consent of Arthur Andersen LLP.....................
 23.02     Consent of Brown, Rudnick, Freed & Gesmer (included
            in Exhibit 5.01)..................................
 24.01     Power of Attorney (set forth on page II-3).........

--------
A. The above exhibits were previously filed as an exhibit of the same number to the Registrant's Registration Statement on Form S-1 (Registration No. 33-33128) filed on January 24, 1990 and are incorporated herein by reference.
B. The above exhibit was previously filed as an exhibit of the same number to the Registrant's 1992 Annual Report on Form 10-K and are incorporated herein by reference.